                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                              TRANSACTION STATEMENT

           Under Section 13(e) of the Securities Exchange Act of 1934

                               GENESEE CORPORATION

                              (Name of the Issuer)

                               GENESEE CORPORATION

                        (Name of Person Filing Statement)

                   CLASS A AND B COMMON STOCK, $0.50 PAR VALUE

                         (Title of Class of Securities)

                         CLASS A COMMON STOCK 371601105

                         CLASS B COMMON STOCK 371601204

                      (CUSIP Number of Class of Securities)

                                 MARK W. LEUNIG
                               GENESEE CORPORATION
                               600 POWERS BUILDING
                               16 WEST MAIN STREET
                         ROCHESTER, NEW YORK 14614-1601
                                 (585) 454-1250

            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)      [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through
                  240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the
                  Securities Exchange Act of 1934 (the "Act").

(b)      [ ]      The filing of a registration statement under the Securities
                  Act of 1933.


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                                      -2-



(c)      [ ]      A tender offer.

(d)      [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

          Transaction Valuation                    Amount of Filing Fee
          ---------------------                    --------------------

          $2,169,591                               $200.00*

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $92 per $1 million of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        -------------------

Form or Registration No.:
                          ----------------------

Filing Party:
              -----------------------------------------------------------------

Date Filed:
            ------------------------



                                  INTRODUCTION


This Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Genesee Corporation (the "Company"). The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation providing for (a) a one-for-500 reverse stock split of the Company's common stock, par value $0.50 per share (the "Common Stock"), and (b) a cash payment of $8.60 for each share of Common Stock on a pre-split basis (or $4,300 per share on a post-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement (the "Proxy Statement") for the Company's Special Meeting of Shareholders scheduled to be held on March __, 2003 (the "Special Meeting"). A copy of the Proxy Statement is filed as an exhibit to this Schedule 13E-3 and is incorporated herein by reference in its entirety.

The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET

The Summary Term Sheet required by Item 1 of this Schedule 13E-3 is contained in the Proxy Statement, which is the disclosure document to be provided to shareholders in connection with the Reverse Stock Split, under the caption "Summary of Terms of Reverse Stock Split."

ITEM 2.  SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the Company is Genesee Corporation. The complete mailing address of the Company's principal executive offices is 600 Powers Building, 16 West Main Street, Rochester, New York 14614-1601. The Company's telephone number is (585) 454-1250.

(b) Securities: The number of shares of Class A and Class B Common Stock outstanding as of December 20, 2002 was 209,885 and 1,464,201 shares, respectively.

(c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Proxy Statement captioned "ABOUT GENESEE CORPORATION - Stock Prices and Dividends."

(d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Proxy Statement captioned "ABOUT GENESEE CORPORATION - Stock Prices and Dividends."

(e) Prior Public Offering: The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases: None.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above. See also Item 3(c) below.

(b) Business and Background of Entities: Not applicable.

(c) Business and Background of Natural Persons: The information required by this
Item 3(c) is incorporated by reference to the section of the Proxy Statement captioned "ABOUT GENESEE CORPORATION - Directors and Executive Officers."

ITEM 4.  TERMS OF THE TRANSACTION

(a)      Material Terms:

         (1)      Tender Offers: Not applicable.

         (2) Mergers or Similar Transactions: The following information is provided with respect to the Reverse Stock Split:

                  (i) Description of the Transaction: The information required by this Item 4(a)(2)(i) is incorporated by reference to the sections of the Proxy Statement captioned "Summary of Terms of Reverse Stock Split," "Special Factors Relating to the Reverse Stock Split," "Introduction," "Purpose of the Reverse Stock Split" and "Certain Effects of the Reverse Stock Split."

                  (ii) Consideration Offered to Security Holders: The information required by this Item 4(a)(2)(ii) is incorporated by reference to the sections of the Proxy Statement captioned "Background and Reasons for Reverse Stock Split," "Fairness of Reverse Stock Split" and "Payment of Cash Consideration."

                  (iii) Reasons for Engaging in the Transaction: The information required by this Item 4(a)(2)(iii) is incorporated by reference to the sections of the Proxy Statement captioned "Purpose of the Reverse Stock Split" and "Background and Reasons for the Reverse Stock Split."

                  (iv) Vote Required for Approval of the Transaction: The affirmative vote of the holders of a majority of the outstanding shares of each of the Company's Class A and Class B common stock, and of both classes voting together as a single class, is required to approve the Reverse Stock Split.

                  (v)      Material Differences in Rights of Security Holders:
                           The information required by this Item 4(a)(2)(v) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of the Reverse Stock Split."

                  (vi) Accounting Treatment: The accounting effects of the Reverse Stock Split on the Company's balance sheet are discussed in the section of Proxy Statement captioned "Certain Effects of the Reverse Stock Split." Further discussion of the accounting treatment of the Reverse Stock Split would not be material to shareholders and therefore is not included.

                  (vii)    Federal Income Tax Consequences of the Transaction:
                           The information required by this Item 4(a)(2)(vii) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of the Reverse Stock Split."

(b) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the Company.

(c) Appraisal Rights: There are no appraisal rights under New York law relating to the Reverse Stock Split.

(d) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

(e) Eligibility for Listing or Trading: The information required by this Item 4(f) is incorporated by reference to the section of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split."

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions: None.

(b) Significant Corporate Events: None.

(c) Negotiations or Contracts: The information required by this Item 5(c) is incorporated by reference to the Section of the Proxy Statement captioned "ABOUT GENESEE CORPORATION - Certain Transactions."

(d) Conflicts of Interest: Not applicable.

(e) Agreements Involving the Company's Securities: There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company's securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Use of Securities Acquired: The information required by this Item 6(b) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of the Reverse Stock Split."

(b) Plans: The information required by this Item 6(c) is incorporated by reference to the sections of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split" and "Certain Effects of the Reverse Stock Split."

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE REVERSE STOCK SPLIT

The information required by this Item 7 is incorporated by reference to the sections of the Proxy Statement captioned "Purpose of the Reverse Stock Split," "Background and Reasons for the Reverse Stock Split," "Plans for the Company After the Reverse Stock Split" and "Certain Effects of the Reverse Stock Split."

ITEM 8.  FAIRNESS OF THE TRANSACTION

The information required by this Item 8 is incorporated by reference to the sections of the Proxy Statement captioned "Background and Reasons for the Reverse Stock Split" and "Fairness of the Reverse Stock Split."

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

In considering and approving the Reverse Stock Split and determining the fairness of the transaction to unaffiliated shareholders, the Company's Board of Directors received and relied in part upon the report of Empire Valuation Consultants, Inc. ("EVC") as to the valuation of the Company and the Common Stock (the "Valuation Report"). The information required by this Item 9 relating to EVC and the Valuation Report, including a description of the Valuation Report, is set forth in the sections of the Proxy Statement captioned "Background and Reasons for the Reverse Stock Split," "Fairness of the Reverse Stock Split" and "Availability of Information." A copy of the Valuation Report is attached hereto as Exhibit 3.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information required by this Item 10(a) is incorporated by reference to the section of the Proxy Statement captioned "Certain Effects of the Reverse Stock Split."

(b) Conditions: None.

(c) Expenses: The information required by this Item 10(c) is incorporated by reference to the section of the Proxy Statement captioned "Expenses of the Reverse Stock Split."

(d) Borrowed Funds: None.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the sections of the Proxy Statement captioned "ABOUT GENESEE CORPORATION - Security Ownership of Management."

(b) Security Transactions. There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

The information required by this Item 12 is incorporated by reference to the sections of the Proxy Statement captioned "Shareholder Approval" and "Recommendation of the Board of Directors."

ITEM 13.  FINANCIAL STATEMENTS

(a) Financial Information: The financial statements of the Company required by this Item 13(a) are incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 27, 2002 which is included as Exhibit 2 to this Schedule 13E-3.

(b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction on the Company's statement of net assets in liquidation and statement of changes in net assets in liquidation per share is not material to shareholders.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The Company has retained Mellon Investor Services LLC to solicit proxies in connection with the Reverse Stock Split.

(b) Employees and Corporate Assets: The Company will be using corporate funds and the services of its corporate officers to effect the Reverse Stock Split. The Company has retained the services of the law firm of Nixon Peabody LLP to assist the Company in the preparation of the documents related to the Reverse Stock Split.

ITEM 15.  ADDITIONAL INFORMATION

The information set forth in the Proxy Statement and the Company's Form 10-K for the fiscal year ended April 27, 2002 is incorporated by reference in this Item 15.

ITEM 16.  EXHIBITS

The following documents are being filed as exhibits to this Schedule 13E-3:

No.             Description

1.              Schedule 14A and Form of Proxy Statement

2.              Valuation Report of Empire Valuation Consultants, Inc. dated
                December 13, 2002



After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                   GENESEE CORPORATION


                                   By:           /s/ Mark W. Leunig
                                        ----------------------------------------
                                                  Mark W. Leunig
                                   Title:  Senior Vice President and Chief
                                              Administrative Officer

Dated:  December 24, 2002

                                                                       EXHIBIT 1



                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A



Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e) (2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12



                               GENESEE CORPORATION

                (Name of Registrant as Specified In Its Charter)

                                       N/A

     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: Class A common stock and Class B common stock

(2) Aggregate number of securities to which transaction applies: Up to 252,000

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $8.60

(4) Proposed maximum aggregate value of transaction: $2,169,591

(5) Total fee paid: $200.00

[X] Fee paid previously with preliminary materials.

[X] Check box if any part of the fee is offset as provided by Exchange Act

Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)       Amount Previously Paid: $200.00

2)       Form, Schedule or Registration Statement No.: Schedule 13E-3

3)       Filing Party: Genesee Corporation

4)       Date Filed: December 24, 2002

                               GENESEE CORPORATION

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                February __, 2003

         A Special Meeting of Shareholders of Genesee Corporation (the "Company") will be held at the Powers Building, 16 West Main Street, Rochester, New York on March __, 2003, at 10:00 A.M. (local time) for the following purposes:

         (1) To approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for-500 reverse stock split of the Company's Class A and Class B Common Stock (the "Common Stock"), and (b) a cash payment of $8.60 per share of Common Stock on a pre-split basis (or $4,300.00 per share on a post-split basis) (the "Cash Consideration") in lieu of issuance of any resulting fractional shares of Common Stock to any shareholders who, after the reverse stock split, own fractional shares of Common Stock (both items will be considered as one proposal and are referred to herein as the "Reverse Stock Split"); and

         (2) To transact such other business as may properly come before the Special Meeting.

         The text of the proposed Certificate of Amendment is set forth in Exhibit A to the accompanying Proxy Statement. If the proposed Reverse Stock Split is approved, the shareholders of the Company who own less than one (1) share of Common Stock after giving effect to the Reverse Stock Split will cease to be shareholders of the Company or to have any equity interest in the Company and will receive the Cash Consideration for each fractional share of Common Stock which they own.

         Your Board of Directors believes that the proposed Reverse Stock Split is in the best interests of the Company and its shareholders and is substantively and procedurally fair to all its shareholders. In arriving at its decision to recommend the proposed Reverse Stock Split, the Board of Directors carefully reviewed and considered the terms and conditions of the proposed Reverse Stock Split and the factors described in the enclosed Proxy Statement.

         Approval of the Certificate of Amendment requires the affirmative vote of the holders of majorities of the Company's issued and outstanding shares of Class A and Class B Common Stock.

         UPON CONSUMMATION OF THE PROPOSED REVERSE STOCK SPLIT, THE COMPANY WILL TERMINATE THE REGISTRATION OF THE COMPANY'S CLASS B COMMON STOCK UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THE LISTING OF ITS CLASS B AND CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM AND THE NASD OVER THE COUNTER BULLETIN BOARD MARKET, RESPECTIVELY, AND THE COMPANY WILL NO LONGER FILE REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The Board of Directors has fixed the close of business on February __, 2003 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment(s) thereof. Only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the Special Meeting.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                    /s/   Mark W. Leunig
                                    Mark W. Leunig
                                    Secretary

                             YOUR VOTE IS IMPORTANT.
                 PLEASE EXECUTE AND RETURN PROMPTLY THE ENCLOSED
                      PROXY CARD IN THE ENVELOPE PROVIDED.

                               GENESEE CORPORATION

                                 PROXY STATEMENT

                             SOLICITATION OF PROXIES

         This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Genesee Corporation (the "Company") of proxies for use at the Special Meeting of Shareholders to be held at the Powers Building, 16 West Main Street, Rochester, New York on March __, 2003, at 10:00 a.m. EDT and any adjournments thereof.

         The record date for the determination of shareholders entitled to vote at the meeting is the close of business on February __, 2003. On that date, 209,885 shares of the Company's Class A and 1,464,201 shares of the Company's Class B Common Stock (collectively, the "Common Stock") were outstanding.

         The presence at the Special Meeting, in person or by proxy, of the holders of majorities of each of the outstanding Class A Common Stock and Class B Common Stock will constitute a quorum for the Special Meeting. Each share of Common Stock is entitled to one vote. Abstentions and broker non-votes will be counted for purposes of establishing a quorum, but will have no effect on the vote for matters voted on at the Special Meeting.

         Shares represented by proxies will be voted in accordance with the specifications made on the proxy card. Any proxy not specifying to the contrary will be voted FOR the proposal. A proxy may be revoked by a shareholder at any time prior to its use by filing with the Company a duly executed proxy bearing a later date, giving written notice of revocation to the Secretary of the Company, or voting in person at the meeting.

         This Proxy Statement and the form of proxy are being mailed to shareholders on or about February __, 2003.

                     SUMMARY OF TERMS OF REVERSE STOCK SPLIT

         The following is a summary of the terms of the proposal referred to in the Notice of Special Meeting of Shareholders, which is described in more detail in this Proxy Statement.

         o The Board of Directors of the Company has unanimously approved, and recommended that the shareholders approve, a one-for-500 reverse split of the Common Stock. Each five hundred shares of Common Stock outstanding immediately prior to the completion of the reverse stock split will be automatically converted into one (1) share of Common Stock. Each resulting fractional share of Common Stock will be purchased by the Company for a cash payment equal to $8.60 per share of Common Stock on a pre-split basis, or $4,300.00 per share on a post-split basis (the "Cash Consideration"). Together, these transactions are referred to as the "Reverse Stock Split."

         o As a result of the Reverse Stock Split, persons who hold fewer than 500 shares of either Class A or Class B Common Stock immediately prior to the Reverse Stock

                  Split will have their entire interest in that class of Common Stock purchased by the Company and will no longer be holders of that class of Common Stock.

         o The principal purpose of the Reverse Stock Split is to enable the Company to terminate its status as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), and thereby eliminate the significant expenses associated with being a reporting company.

         o The principal advantage of the Reverse Stock Split to the Company and its shareholders is the direct and indirect expense savings that are expected to be realized by termination of the Company's reporting company status.

         o A principal advantage of the Reverse Stock Split to shareholders who held fewer than 500 shares of Common Stock is that the Company will purchase their Common Stock without charging brokerage commissions or other costs normally associated with the sale of securities.

         o        The principal disadvantages of the Reverse Stock Split are:
                  (1) shareholders will no longer be able to purchase and sell Common Stock on the NASD Over the Counter Bulletin Board (the "OTC-BB") and NASDAQ National Market System ("NASDAQ-NMS") - the Common Stock will be traded on the Pink Sheets after the Reverse Stock Split; and (2) many of the Company's shareholders will cease to be shareholders of the Company following the Reverse Stock Split and will not realize the benefits to the Company of the Reverse Stock Split.

         o Approval of the amendment of the Certificate of Incorporation to effect the Reverse Stock Split will require approval by holders of majorities of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock.

         o Each shareholder whose fractional share is repurchased by the Company will recognize gain or loss for federal income tax purposes measured by the difference between the shareholder's basis in the fractional share and the Cash Consideration received for the fractional share. The gain or loss will be capital gain or loss if the share was held as a capital asset.

         o Under New York Business Corporation Law, shareholders do not have the right to dissent and demand payment for their shares.

         o The Company's Board of Directors (the "Board") has concluded that the Reverse Stock Split is fair to the Company's shareholders, including the unaffiliated shareholders of the Company, from a financial point of view. This conclusion was based primarily on the valuation report and related fairness opinion prepared at the request of the Board by Empire Valuation Consultants, Inc. (the "Valuation Report" and the "Fairness Opinion"). The Valuation Report concluded, based on the factors described under "Special Factors Relating to the Reverse Stock Split -Fairness of the Reverse Stock Split", that the fair value per share of Common Stock as of December 13, 2002 was $8.60 per share on a pre-split basis and the

                  Fairness Opinion concluded that the Cash Consideration is fair to the Company's shareholders, from a financial point of view.


               SPECIAL FACTORS RELATING TO THE REVERSE STOCK SPLIT

INTRODUCTION

         Pursuant to the Plan of Liquidation and Dissolution adopted by the Company's shareholders in October 2000, the Company has liquidated its three operating businesses and its real estate investments, generating pre-tax proceeds to the Company of $65 million. To date, the Company has distributed a total of $56.1 million to the Company's shareholders through a series of five liquidating distributions totaling $33.50 per share of Common Stock. As of October 26, 2002, the Company reported that it had net assets in liquidation of $15.2 million, or net assets in liquidation per share of $9.10.

         Now that the Company has liquidated all of its operating assets and real estate investments, it is beginning to wind up its affairs. In connection with winding up its affairs, the Board of Directors desires to reduce the Company's administrative staff and operating costs in order to preserve maximum value for shareholders during the remaining period of the Company's existence. The Board of Directors believes that there is not sufficient benefit to the Company or its shareholders from continuing as a reporting company under the Exchange Act to justify the considerable costs and administrative burden associated with being a public company.

PURPOSE OF THE REVERSE STOCK SPLIT

         The principal purpose of the Reverse Stock Split is to enable the Company to terminate its status as a reporting company under the Exchange Act and thereby eliminate the expenses associated with being a reporting company. Since 1965, the Company has been subject to the annual and periodic reporting and other requirements of the Exchange Act, by virtue of the registration of the Company's Class B Common Stock under the Exchange Act. The Company expects that upon completion of the Reverse Stock Split, the Company's Class B Common Stock will be held by approximately 100 holders of record, and that the Company therefore will be able to terminate the Exchange Act registration of its Class B Common Stock and cease to be subject to the filing and reporting requirements of the Exchange Act. The decision by the Company to terminate its Exchange Act registration does not require shareholder approval and will not be voted on at the Special Meeting.

         By terminating its status as a reporting company, the Company will avoid the substantial direct and indirect costs associated with compliance with these filing and reporting requirements and maintaining its OTC-BB and NASDAQ-NMS listings. Based on its experience in prior years, the Company estimates that it incurs direct costs of approximately $80,000 annually, including Nasdaq listing fees, legal, auditing and printing and mailing fees, the cost of preparing annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports and schedules required to be filed with the Securities and Exchange Commission (the "SEC") by the Company's officers and directors and other materials that comply with Exchange Act requirements. The Company also incurs indirect costs in that its management must devote substantial time and attention to the preparation and review of these filings, the furnishing of information to shareholders, and to increasingly complex corporate governance requirements. Since the Company has only four employees, the effect of these indirect costs can be substantial. In particular, the Company employs a Senior Vice President, Chief Administrative Officer, who manages the Company's Exchange Act obligations and the Company intends to phase out this position after it ceases to be a reporting company. Eliminating this position is expected to generate annual savings of approximately $300,000. Because the Company has completed the liquidation of its operating businesses and substantially all of its other assets and is now in the process of winding up its affairs, management of the Company believes it is not a question of whether it will cease to be a reporting company, but rather when it will do so.

         The actual cost savings which will be realized may be higher or lower than the Company's estimate and it is not expected that any savings will be realized until after the fiscal year ending May 3, 2003. The Company cannot guarantee that the benefits of going private will be accomplished as rapidly as currently anticipated, or at all.

         The Board of Directors of the Company believes that the expenses of being a reporting company outweigh the principal benefits of being a reporting company, namely, affording the Company with access to the public securities markets for issuance of its securities and providing shareholders with a more efficient trading market on which to buy or sell shares of Common Stock.

BACKGROUND AND REASONS FOR THE REVERSE STOCK SPLIT

         At a Board of Directors meeting on March 21, 2002, management reviewed the progress under the Company's Plan of Liquidation and Dissolution, the further steps required to complete the liquidation and dissolution of the Company, and management's view that the Company and its shareholders would benefit from the Company becoming private prior to the final winding up and dissolution of the Company. The Board of Directors instructed management to monitor and periodically update the Board regarding the timing and other considerations related to taking the Company private.

         Management updated the Board of Directors regarding the timing and other considerations for going private at Board of Directors meetings held on June 13, 2002 and September 17, 2002. At the September 17 meeting, the Board instructed management, with the assistance of outside legal counsel and other advisors, to undertake a detailed analysis of the legal, financial, shareholder value and other considerations for a going private transaction and to present management's findings and recommendations at a Special Meeting of the Board of Directors.

         On October 18, 2002, the Company engaged Empire Valuation Consultants, Inc. ("EVC"), a recognized professional services firm providing business valuations, to conduct an independent valuation to determine the fair value of the Common Stock for purposes of the Reverse Stock Split and, if requested, to deliver a fairness opinion in respect of the Reverse Stock Split. EVC was selected based on its nearly fifteen years of experience in preparing company valuations. The Company had previous experience with EVC and Terance Griswold, the appraiser assigned by EVC to perform the valuation of the Company, who assisted the

Company with allocating the purchase price following the disposition of its brewing business in 2000 and with valuation of its foods business in connection with its disposition in 2001. EVC was selected based on its reputation and the Company's favorable experience with EVC and Mr. Griswold in the prior engagements. The Company agreed to pay EVC an hourly fee of up to $10,000 for its services related to the Valuation Report and $20,000 for rendering the Fairness Opinion to the Board. There are no material business, personal or other relationships between EVC or any of its officers or directors and the Company or its officers, directors or affiliates.

         During October, November and December, 2002, EVC met with management to obtain and discuss the relevant financial and other information relating to EVC's valuation of the Company. Management and/or the Company's auditors provided EVC historical financial information, including, among other things, information about the Company's liquidating transactions, and information about the estimated net value of the Company's assets.

         At a Special Meeting of the Board of Directors on November 6, 2002, management reported on the legal, financial, shareholder value, timing and other considerations for a going private transaction. In consideration of management's evaluation, the Board authorized management to continue its work with outside legal counsel, EVC and other advisors on planning for a special meeting of the Company's shareholders to approve a going private transaction.

         On or about December 13, 2002, EVC delivered to the Company and the Board its report dated December 13, 2002 with respect to the valuation of the Company and the Common Stock as of December 13, 2002. The Valuation Report set forth EVC's estimate of the fair value per share of the Common Stock as equal to $8.60 (on a pre-split basis). EVC did not make a recommendation that the Company offer to pay $8.60 per pre-split share in the Reverse Stock Split, but only stated its estimate of the fair value per share of the Common Stock. The Valuation Report and the factors reviewed by EVC in preparing its valuation of the Company are discussed below under "Fairness of the Reverse Stock Split."

         At a Special Meeting of the Board of Directors on December 13, 2002, the Board reviewed and concurred in management's view that the costs of being a reporting company outweigh the limited benefits the Company and its shareholders enjoy by being a reporting company for the following reasons:

         o Neither the Company nor its shareholders derive any material regulatory benefit from the continued registration of the Company's Class B Common Stock under the Exchange Act. The Company has never before had a proxy solicitation which was subject to the Exchange Act proxy rules and it is highly unlikely that it ever will again. Access to the capital markets is not a benefit to the Company in view of the fact that it is in liquidation, and the Company does not contemplate any future need to raise capital through any offering of its securities.

         o Although the Class A Common Stock has been listed on the OTC-BB, trading in the Class A Common Stock has historically been limited and sporadic. The Board concluded that given the low level of market interest in the Class A Common Stock, maintaining the Company's OTC-BB listing of its Class A Common Stock is not of significant benefit to Class A shareholders and that trading in the Pink Sheets presents an acceptable alternative.

         o While delisting of the Company's Class B Common Stock from the NASDAQ-NMS may have an adverse effect on liquidity for holders of Class B shares, the declining demand for liquidity and the alternative of trading in the Pink Sheets make this result acceptable.

         o The fact that the Company is in liquidation suggests that its stock performance is likely to follow closely the net liquidation values disclosed by the Company, and the Company anticipates making liquidating distributions as promptly as its circumstances permit.

         o Because the Company is in the process of liquidating and winding up its affairs it is a question of when, rather than whether, the Company will cease to be a reporting company.

         The Board discussed the negative effects that a going private transaction might have on shareholder liquidity. The Board concluded that even though a going private transaction could adversely affect the ability of shareholders to purchase and sell shares of Common Stock (since the Company no longer would be a OTC-BB and NASDAQ-NMS company) and reduce the amount of information concerning the Company that would be publicly available to shareholders, the benefits of going private outweighed the detriments.

         Having concluded that taking the Company private is in the best interests of the Company and its shareholders, the Board discussed whether a reverse stock split was the preferred method for accomplishing this goal. The Board discussed two other possible methods of going private, both involving purchases of shares by the Company in sufficient quantities to reduce the number of Class B shareholders below 300: (1) privately negotiated or open market purchases by the Company, and (2) commencement of an issuer tender offer. The Board concluded, based on the views of management, that these two alternatives were less attractive than a reverse stock split for several reasons:

         o There would be no assurance that purchasing stock in isolated transactions or pursuant to an issuer tender offer would result, within a reasonable period of time, in enough Class B shareholders selling or tendering their shares to reduce the number of Class B shareholders to a number that would enable the Company to deregister (300 or fewer).

         o Commencement of an issuer tender offer by the Company might result in the Company becoming obligated to repurchase significantly more shares than it will repurchase in the Reverse Stock Split in order to achieve the purpose of the going private transaction (to reduce the number of shareholders), since all shares held by tendering holders would have to be repurchased. The higher cost of such repurchases might have to be financed by borrowings or means other than the Company's available cash resources. While the Company could limit the number of shares it would be obligated to repurchase by specifying a maximum number of shares to be repurchased, such a partial tender offer might fail to achieve a reduction in the number of Class B shareholders, since if the number of shares tendered by all Class B shareholders were to exceed the maximum, only a portion of the outstanding Class B shares held by each tendering shareholder would be purchased and no shareholder's entire interest would be eliminated.

         o The legal and other transaction costs to implement the issuer tender offer, in particular, would be greater than the costs to implement the Reverse Stock Split.

         Because the Company has already disposed of substantially all its operating assets and is in the process of liquidating, the Board did not give serious consideration to identifying a third party to acquire the Company's assets or stock in a merger or similar transaction.

         At the December 13, 2002 meeting, management recommended that a ratio of 1:500 would reduce the Class B shareholder population below 300 while allowing adequate margin for any increase in the number of shareholders that might occur prior to the effectiveness of a reverse stock split (for example, as a result of holders with shares in "street name" requesting that share certificates be issued in their own name, or persons other than current shareholders purchasing shares).

         Following its discussion of the Valuation Report the Board, for the reasons described below under "Fairness of the Reverse Stock Split", unanimously, including all directors who are not employees of the Company, approved the Reverse Stock Split.

FAIRNESS OF THE REVERSE STOCK SPLIT

         The Cash Consideration being offered by the Company for fractional share interests and the conclusion that it is fair to shareholders, from a financial point of view, were determined by the Board based primarily on the determination of fair value set forth in a Valuation Report from EVC dated December 13, 2002. The Cash Consideration offered by the Company for fractional shares was not determined in arm's length negotiations and therefore does not necessarily reflect the actual market value of the Common Stock.

         EVC's valuation analysis included a review and analysis of the Company's assets and liabilities under the assumption of a continued orderly liquidation of the Company. Since certain Company assets and liabilities are closely held (no public market), the valuation was conducted according to guidelines established by the Internal Revenue Service and in conformity with appraisal practices promulgated by the American Society of Appraisers in the Principles of Appraisal Practice and Code of Ethics, and the Uniform Standards of Professional Appraisal Practice, together with such standards as EVC deemed relevant to the engagement. EVC relied upon information regarding the Company and High Falls Brewing Company LLC ("High Falls") provided by the Company, High Falls and other sources.

         Because the Company is undergoing an orderly liquidation the Adjusted Net Asset Value method was used by EVC as the first stage of its analysis. Application of this method derives a fully marketable controlling interest (that is, enterprise) value. The adjusted net asset value method of valuation focuses on the Company's statement of net assets in liquidation and requires restatement of assets and liabilities in order to reflect their current market values. Applying this valuation method, EVC adjusted the Company's assets and liabilities from their historical cost basis determined in accordance with generally accepted accounting principles ("GAAP") to their market value.

         EVC used a discounted future income approach to estimate the market value of the Company's assets, except for its cash and marketable securities. The discounted future income method projects out the income or cash flow each asset will generate. Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return known as the discount rate. The discount rate reflects an estimate of the market-required rate of return adjusted for asset-specific risk factors.

         The High Falls note receivable, which the Company received as partial consideration in the sale of its brewing business, has a $4 million balance remaining on its original $11 million principal amount. EVC compared High Falls' financial ratios and statistics with published data and determined that the High Falls note should be reserved at no less than 32.5% of its face value and, accordingly, concluded that the net asset value of the High Falls note should be adjusted to $2.7 million compared to the $2.8 million currently recorded on the Company's statement of net assets in liquidation.

         The EVC analysis adjusted six other items on the Company's statement of net assets in liquidation: an escrow payable to the Company in connection with the sale of its minority interest in an investment, the escrow account payable to the Company in connection with its sale of its Foods Division, the value of an unimproved 11 acre parcel of land, a receivable from a former distributor of the Company's former brewing business, an estimated tax refund and an investment in leases remaining from the Company's lease portfolio.

         EVC also estimated the amount of income that would be earned on the Company's cash, escrow accounts and notes receivable between October 26, 2002 and the date of its valuation report and included those amounts in its determination of adjusted net asset value.

         The net adjustment with respect to all of the items analyzed by EVC in its determination of adjusted net asset value resulted in a $181,000 increase in the net assets in liquidation reported by the Company as of October 26, 2002. Based on its adjusted net asset value analysis, EVC estimated that adjusted net asset value per share of the Company's Class A and Class B Common Stock was $9.21 per share as of December 13, 2002, compared to the net assets in liquidation per share of $9.10 reported by the Company as of October 26, 2002.

         EVC then computed the fair value of the Company's Class A and Class B Common Stock by applying a present value discount to its estimate of the adjusted net asset value per share of Class A and Class B Common Stock. EVC determined that a present value discount of 6.5% was appropriate to reflect the risks associated with the ownership and collection of the Company's assets and the transaction costs that would be incurred to collect and distribute the value of Company's assets to its shareholders.

         Applying the foregoing methodology, EVC's December 13, 2002 Valuation Report concluded that the fair value of the Company's Class A and Class B common stock as of December 13, 2002 was $8.60 per share.

         The Board of Directors also considered certain additional factors and EVC's view of them in determining the Cash Consideration, including:

         o Current and historical market prices for the Common Stock. The Board concluded, as did EVC, that market prices of the Class A and Class B Common Stock should not be a decisive factor in determining the Cash Consideration because (i) there is limited trading activity, and (ii) the discounted present value of adjusted net asset value more fairly reflected the market value of the Class A and Class B Common Stock. Only 1,000 shares of Class A Common Stock traded (at $8.65 per share) on the OTC-BB in the four trading days prior to the December 13, 2002 Board meeting. Only 18,121 shares of Class B Common Stock traded on the NASDAQ-NMS in the four trading days prior to the December 13, 2002 Board meeting, with a high price of $8.75 per share on December 9, 2002 and a low price of $8.40 per share on December 12, 2002.

         o Liquidation value. The Board concluded that the liquidation value of the Company's assets was appropriately factored into EVC's analysis on an asset basis and therefore did not separately address this factor.

         o Going concern value. The Board concluded that the "going concern value" of the Company was not relevant because the Company is undergoing liquidation and has divested all of its operating businesses.

         o Net book value. The Board concluded that the net liquidation value of the Company's assets at October 26, 2002, which was $9.10 per share based on the Company's unaudited financial statements, need not be considered separately from the more comprehensive analysis of EVC as to the value of the Company's assets in the Valuation Report.

         o        Purchase prices paid in recent repurchases of Common Stock.
                  There have been no recent repurchases of Common Stock by the Company.

         o Firm offers to acquire control of the Company. The Company has not received, during the past two years, any offers for the merger or consolidation of the Company with or into another company, or vice versa, or the sale or transfer of all or substantially all of the Company's assets to another company, or a purchase of the Company's securities by another person that would involve a change in control of the Company.

         The Board of Directors concluded that the Reverse Stock Split is the most expeditious, efficient, cost effective and fairest method to convert the Company from a reporting company to a privately held non-reporting company.

         The Board engaged EVC to prepare the Valuation Report for purposes of assisting it in determining the Cash Consideration to be paid to the Fractional Shareholders in the Reverse Stock Split and providing its opinion with respect to the fairness of the Cash Consideration. The Board of Directors did not recommend to EVC any particular value for the Cash Consideration but rather requested EVC to determine the fair value. The Board of Directors did not appoint an independent committee of the Board comprised entirely of directors who are not employees of the Company to review the fairness of the Reverse Stock Split. The Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Reverse Stock Split. The Board of Directors did not structure the Reverse Stock Split to require the approval of at least a majority of the Company's nonaffiliated shareholders.

         After reviewing all of the foregoing factors, the Board of Directors, at its special meeting held on December 13, 2002, unanimously concluded that the Reverse Stock Split is fair to, and in the best interests of, both the Company and the shareholders, including the unaffiliated shareholders. The Board unanimously approved the Reverse Stock Split and directed that it, subject to any appropriate modifications, be submitted for consideration by the Company's shareholders.

CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT

         If the Reverse Stock Split is approved, the interests of holders of Common Stock will change. Each share of Common Stock which would upon completion of the Reverse Stock Split represent a fractional share of Common Stock will be automatically converted into the right to receive from the Company, in lieu of fractional shares of Common Stock, cash in the amount of $8.60 for each share of Common Stock on a pre-split basis (or $4,300.00 per share on a post-split basis).

         If the Reverse Stock Split is effected, shareholders owning fewer than 500 shares of Class A or B Common Stock will no longer have any equity interest in the Company and will not participate in any future earnings of the Company or any increases or decreases in the value of the Company's assets. Further, the shareholders who will continue to have an equity interest in the Company after the Reverse Stock Split will own a security the liquidity of which will be reduced.

         The Company estimates that after the Reverse Stock Split is effected the number of shares of Class A Common stock outstanding will be approximately 340 shares in the hands of approximately 25 shareholders and the number of shares of Class B Common Stock outstanding will be approximately 2,500 shares in the hands of approximately 100 shareholders.

         The Reverse Stock Split and expenses related to the transaction will have a material effect on the Company's Statement of Net Assets in Liquidation and Statement of Changes in Net Assets in Liquidation. The Reverse Stock Split will require a restatement of the Company's net liquidation value per share. The total number of fractional shares to be purchased, on a pre-split basis, is estimated to be approximately 40,000 shares of Class A Common Stock and 212,000 shares of Class B Common Stock at a total cost of approximately $2,169,000. The cost of the Reverse Stock Split transaction will come from the Company's available cash and other liquid assets.

         The Company's Class B Common Stock is currently registered under the Exchange Act. Such registration may be terminated, under SEC rules, upon application of the Company to the SEC if the Company has fewer than 300 record holders of the Class B shares. The Company intends to make an application for termination of registration of the Class B Common Stock as promptly as possible after filing the Certificate of Amendment.

         Following approval of the Reverse Stock Split the Company's Certificate of Incorporation will be amended to reflect the Reverse Stock Split. The number of authorized shares of Class A Common Stock will be reduced to 900 and the number of authorized shares of Class B Common Stock will be reduced to 7,700. The par value per share of Common Stock will remain unchanged at $0.50. As a result of the Reverse Stock Split, the net assets in liquidation per share of the Common Stock as shown on the Company's financial statements at October 26, 2002 would be increased from $9.10 to $4,594.09. In addition, the number of authorized but unissued shares of Class A and B Common Stock will be reduced from 240,115 and 2,343,124 to 560 and 5,197, respectively.

         Under the New York Business Corporation Law, no appraisal rights exist with respect to the Reverse Stock Split and the Company is not voluntarily according dissenting shareholders such rights.

         The Reverse Stock Split is expected to result in the following benefits to the Company, its remaining shareholders, and those persons who will cease to be shareholders of the Company upon completion of the Reverse Stock Split:

         o The Company and the remaining shareholders will benefit from the savings associated with termination of the Company's reporting obligations under the Exchange Act. The Company intends to utilize any amounts saved as a result of termination of Exchange Act registration and delisting of the Common Stock on NASDAQ-NMS and OTC-BB to increase the aggregate amount paid in liquidating distributions.

         o The Reverse Stock Split affords shareholders owning fewer than 500 shares of Common Stock the opportunity to realize fair value for their shares. In the absence of the Reverse Stock Split, even if a more active trading market developed for the Common Stock, such holders would nonetheless realize less net value for their shares since the sale of their shares would ordinarily involve disproportionately high brokerage commissions.

         o The percentage ownership of Common Stock of the remaining shareholders of the Company following the Reverse Stock Split will increase slightly due to the repurchase of fractional shares by the Company.

         The Reverse Stock Split is expected to result in the following detriments to the Company, its remaining shareholders, and those persons who will cease to be shareholders of the Company upon completion of the Reverse Stock Split:

         o If the Reverse Stock Split is approved, approximately 90 shareholders, owning in the aggregate approximately 40,000 shares of Class A Common Stock, and approximately 775 shareholders owning approximately 212,000 shares of Class B Common Stock, will cease to be shareholders of the Company and will no longer hold an equity interest in the Company. Such shareholders, therefore, will not share in the Company's future liquidating distributions, if any, and will no longer have any right to vote on any corporate matter. Such shareholders also will be deprived of the ability to liquidate their shares of Common Stock at a time and for a price of their choosing.

         o Termination of registration of the shares of Common Stock under the Exchange Act will reduce substantially the information required to be furnished by the Company to its shareholders and will make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
                  Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement in connection with certain shareholder meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 promulgated by the SEC under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. In addition, termination of such registration will deprive "affiliates" of the Company and persons holding "restricted securities" of the Company of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

         o If the Reverse Stock Split is approved and, as contemplated, the shares of Common Stock are deregistered under the Exchange Act, it is anticipated that a market for the Class A and Class B Common Stock will be available by market makers applying to list the Common Stock on the Pink Sheets. The Pink Sheets is an Internet-based quotation system that allows investors to access real time, firm bid and offer prices and to execute purchase and sale transactions through market makers in Pink Sheets-listed securities.

         o Shareholders owning whole shares, rather than fractions of a share, after the Reverse Stock Split will not be entitled to receive any cash payment for their whole shares of Common Stock, but will receive cash only for their fractional share.

         The Company will not recognize gain or loss as a result of the Reverse Stock Split and the payment of cash in exchange for fractional shares will not be a deductible expense of the Company. The Reverse Stock Split should be a taxable transaction for shareholders to the extent they receive cash in exchange for fractional shares. Holders of fractional shares following the Reverse Stock Split will recognize capital gain or loss on the sale of their fractional share (provided the fractional share was owned by the fractional shareholder as a capital asset) measured by the difference between the cash received by the shareholder for such fractional share and the shareholder's basis in the fractional share exchanged. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT PARTICULAR TO SUCH SHAREHOLDER.

INTEREST OF CERTAIN PERSONS IN THE REVERSE STOCK SPLIT; CONFLICTS OF INTEREST

         As of the date of this Proxy Statement 127,947 shares of Class A Common Stock and 80,173 shares of Class B Common Stock, representing approximately 61% and 5% of the Company's outstanding shares of the Class A and Class B Common Stock, respectively, are beneficially owned by Charles S. Wehle, Chairman of the Board of Directors of the Company. If the Reverse Stock Split is effectuated, Mr. Wehle will beneficially own an aggregate of 255 shares of the Class A Common Stock and 160 shares of the Class B Common Stock, representing approximately 75% and 6% of the Company's outstanding shares of the Class A and Class B Common Stock, respectively. Thus, his relative ownership interest in the Company will increase as a result of the Reverse Stock Split. The Board considered this potential conflict of interest but concluded that, despite it, the Reverse Stock Split is fair to the Company and its shareholders.

PAYMENT OF CASH CONSIDERATION

         If the Reverse Stock Split is approved by the shareholders of the Company at the Special Meeting, the Company expects to file a Certificate of Amendment to the Company's Certificate of Incorporation with the Secretary of State of the State of New York. Pursuant to the terms of the Certificate of Amendment, on the effective date of the filing, each 500 shares of the Common Stock issued and outstanding immediately prior to the effective date automatically will be converted into one share of the Common Stock.

         The Board of Directors of the Company has determined to pay the Cash Consideration in lieu of the issuance of fractional shares to those shareholders who, after the Reverse Stock Split, own a fractional share of the Common Stock. The cash payment will be in an amount equal to $8.60 times the number of shares of Common Stock (on a pre-split basis) representing such fraction. Shareholders holding one or more whole shares of Common Stock after the consummation of the Reverse Stock Split will not be entitled to receive cash in lieu of those whole shares.

PLANS FOR THE COMPANY AFTER THE REVERSE STOCK SPLIT

         Once the Reverse Stock Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Class B Common Stock under the Exchange Act and will cause the listings of the Class A and Class B Common Stock on the OTC-BB and NASDAQ-NMS, respectively, to be terminated. Concurrent with delisting on the OTC-BB and NASDAQ-NMS, the Company will solicit one or more market makers to file an application to list the Class A and Class B Common Stock for trading on the Pink Sheets.

         After the Reverse Stock Split, the Company plans to provide audited year end financial statements to its remaining shareholders and to issue periodic news releases announcing future liquidating distributions and material changes in the Company's net assets in liquidation.

         After the Reverse Stock Split is effected, the Company plans to continue the wind up and dissolution process. The Company expects to reduce its management staff by phasing out the position of Senior Vice President and Chief Administrative Officer by the end of fiscal 2003. This will, if and when it occurs, reduce annual payroll and administrative costs by approximately $300,000.

         The Company expects to make additional liquidating distributions to shareholders as payments on the $4 million note receivable from High Falls and the proceeds from the $2.4 million escrow from the sale of the Foods Division are collected, net of any amounts needed to discharge or reserve for the Company's obligations and contingent liabilities.

         The fractional shares of Common Stock acquired by the Company as a result of the Reverse Stock Split will be retained as treasury stock of the Company.


                                 PROPOSAL NO. 1

        AMENDMENT TO CERTIFICATE OF INCORPORATION FOR REVERSE STOCK SPLIT

         The Board of Directors of the Company has unanimously adopted a resolution approving a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for-500 reverse stock split of the Company's Common Stock and (b) a cash payment of $8.60 per share of common stock on a pre-split basis, or $4,300.00 per share on a post-split basis (the "Cash Consideration"), in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the Reverse Stock Split, own a fractional share of Common Stock. The steps described in clauses (a) and (b) are referred to together as the "Reverse Stock Split." The purpose, effects and fairness of the Reverse Stock Split are described above under "Special Factors Relating to the Reverse Stock Split."

EXPENSES OF THE REVERSE STOCK SPLIT

         Estimated fees and expenses incurred or to be incurred by the Company in connection with the Reverse Stock Split are as follows:

                                      Approximate
                Item                    Amount
                ----                    ------

Payment of Cash Consideration         $2,169,000

Valuation Report and Fairness            $25,000
Opinion

Legal Fees                               $20,000

Accounting Fees                               $0

Cost of New Stock Certificates            $5,000

Filing Fees                                 $200

Printing and Mailing Expenses            $33,000

Proxy Solicitation Fees                   $6,000

Transfer Agent Fees                      $19,000

Total                                 $2,277,200

         The Company has paid or will be responsible for paying all of such expenses. It will pay such expenses (including the Cash Consideration payments) from its available cash resources.

EXCHANGE OF SHARES AND PAYMENT IN LIEU OF ISSUANCE OF FRACTIONAL SHARES

         Within ten days after the Effective Date, the Company's Transfer Agent will mail to the fractional shareholders a notice of the filing of the Certificate of Amendment (the "Notice of Filing") and a letter of transmittal (the "Letter of Transmittal") containing instructions with respect to the submission of shares of Common Stock to the Company. Fractional shareholders will be entitled to receive and the Company will be obligated to make payment of, cash in lieu of fractional shares of Common Stock only by transmitting stock certificate(s) for shares of Common Stock to the Company's Transfer Agent, together with the properly executed and completed Letter of Transmittal and such evidence of ownership of such shares as the Company or its Transfer Agent may require.

AVAILABILITY OF INFORMATION

         The Valuation Report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder. In addition, a copy of the Valuation Report will be transmitted by the Company to any interested shareholder or representative who has been so designated in writing upon written request and without charge to the requesting shareholder.

SHAREHOLDER APPROVAL

         The affirmative votes of the holders of majorities of each of the Class A and Class B Common Stock, and of both classes voting together as a single class, is required to approve the Reverse Stock Split.

         The Company's directors and executive officers, who have voting (including proxy) power over approximately 61% and 6% of the outstanding shares of Class A and Class B Common Stock, respectively, as of the Record Date, have indicated that they will vote for the Reverse Stock Split.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors unanimously concluded that, on the basis of the factors discussed below, the Reverse Stock Split, both from a procedural and financial point of view, is fair to the Company and its shareholders.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REVERSE STOCK SPLIT AND THE RELATED AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION.



                            ABOUT GENESEE CORPORATION

BUSINESS

         Genesee Corporation was incorporated in 1932 under the laws of the State of New York. Until 1986, the Company was known as The Genesee Brewing Company, Inc. and was engaged solely in the production and sale of malt beverages. In 1986, the Company implemented a strategy to diversify its business operations beyond its traditional brewing business. The Company subsequently restructured to become a holding company, changed its name and expanded its business to include subsidiaries conducting dry food processing and packaging, equipment leasing and real estate investment.

         On October 19, 2000, the Company's shareholders approved a plan to liquidate and dissolve the Company. Pursuant to this plan, the Company has now liquidated all of its operating businesses and real estate investments.

STOCK PRICES AND DIVIDENDS

         The Company's Class A Common Stock trades on the NASD's Over the County Bulletin Board ("OTC-BB") under the trading symbol GENBA and the Company's Class B Common Stock trades on the NASDAQ National Market System ("NASDAQ-NMS") under the trading symbol GENBB. As of December 13, 2002, the number of holders of record of Class A (voting) common stock and Class B (non-voting) common stock were approximately 115 and 850, respectively. The high and low sale price for the Class A and Class B Common Stock as reported by NASDAQ and the dividends and liquidating distributions paid per share on Class A and B stock for each quarter for the past two years are shown below:

                              CLASS A COMMON STOCK

                            FISCAL YEAR ENDING                  FISCAL YEAR ENDING                  FISCAL YEAR ENDING
                              APRIL 28, 2001                      APRIL 27, 2002                       MAY 3, 2003
                    ----------------------------------- ------------------------------------ ---------------------------------
                        Market Price                        Market Price                        Market Price
                    ---------------------- ------------ ---------------------- ------------- ------------------- -------------
                      High        Low      Distribution    High        Low     Distribution    High       Low    Distribution
                    ---------- ----------- ------------ ----------- ---------- ------------- ---------- -------- -------------

First Quarter          N/A        N/A          N/A        $24.25       21.82        .00           (1)       (1)        5.00
Second Quarter         N/A        N/A          N/A         31.00       22.00        .00       $12.40     10.25         8.00
Third Quarter          35.50      33.00         .00        24.13       16.50      13.00         9.26(2)   8.40(2)       .00(2)
Fourth Quarter         34.25      22.00        7.50        20.00       18.50        .00         N/A       N/A          N/A

                              CLASS B COMMON STOCK

                            FISCAL YEAR ENDING                  FISCAL YEAR ENDING                  FISCAL YEAR ENDING
                              APRIL 28, 2001                      APRIL 27, 2002                       MAY 3, 2003
                    ----------------------------------- ------------------------------------ ---------------------------------
                        Market Price                        Market Price                        Market Price
                    ---------------------- ------------ ---------------------- ------------- ------------------- -------------
                      High        Low      Distribution    High        Low     Distribution    High       Low    Distribution
                    ---------- ----------- ------------ ----------- ---------- ------------- ---------- -------- -------------

First Quarter          N/A        N/A          N/A        $26.80        23.00       .00       $21.90      15.51      5.00
Second Quarter         N/A        N/A          N/A         29.75        19.85       .00        17.51       6.91      8.00
Third Quarter          37.25       32.13        .00        29.75        15.98     13.00         9.55(2)    7.52(2)    .00(2)
Fourth Quarter         35.75       22.65       7.50        20.20        18.65       .00         N/A        N/A       N/A

(1)    No stock traded during this quarter.
(2)    Third quarter of fiscal 2003 through December 13, 2002.

         Under its the Plan of Liquidation and Dissolution, the Company has paid to Class A and Class B shareholders liquidating distributions totaling $33.50 per share, in five partial liquidating distributions: $7.50 per share was paid on March 1, 2001; $13.00 per share was paid on November 1, 2001; $5.00 per share was paid on May 17, 2002; $5.00 per share was paid on August 26, 2002; and $3.00 per share was paid on October 11, 2002.

DIRECTORS AND EXECUTIVE OFFICERS

         The table below lists certain information regarding the directors and executive officers of the Company.

                                   Position and Principal Occupation for the
Name and Ages                      Last Five Years
-------------                      ---------------

Stephen B. Ashley, 63              President (1)

William A. Buckingham, 59          Retired; formerly Executive Vice President of
                                   First Empire State Corporation and
                                   Manufacturers and Traders Trust Company (2)

Thomas E. Clement, 70              Retired; formerly a partner of Nixon Peabody,
                                   LLP (3)

Carl E. Sassano, 52                President and Chief Executive Officer of
                                   Transmation, Inc. (4)

Charles S. Wehle, 55               Chairman of the Board of Directors of the
                                   Company (5)

Mark W. Leunig, 48                 Senior Vice President, Chief Administrative
                                   Officer, Secretary and General Counsel (6)

Steven M. Morse, 39                Vice President, Chief Financial Officer and
                                   Treasurer (7)

(1) Mr. Ashley was elected President of the Company on December 15, 2000. Since July 1996 Mr. Ashley has been Chairman and Chief Executive Officer of The Ashley Group, 16 West Main St., Rochester, New York 14614, an affiliated group of privately owned real estate management and investment companies. Mr. Ashley is also a Director of Federal National Mortgage Association, Exeter Fund, Inc. and Exeter Insurance Fund, Inc.

(2) Mr. Buckingham retired in 1996 as Executive Vice President of First Empire State Corporation, a publicly held bank holding company, and Manufacturers and Traders Trust Company, a New York State chartered bank.

(3) Mr. Clement retired as a partner of the law firm of Nixon Peabody LLP in 2000, a position he had held for more than five years. Mr. Clement previously served as a director of the Company from 1970 to 1999.

(4) Mr. Sassano was elected President and Chief Executive Officer of Transmation, Inc., 35 Vantage Point Dr., Rochester, New York 14624, in April 2002. Mr. Sassano is also a director of Transmation, Inc. From 2000 to 2002 he served as a private business consultant. From 1999 to 2000 Mr. Sassano served as President and Chief Operating Officer of Bausch & Lomb, Inc., a global vision and health care products manufacturer. From 1996 to 1999 Mr. Sassano served as President - Global Vision Care of Bausch & Lomb, Inc.

(5) Mr. Wehle was elected Chairman of the Board of Directors of the Company on March 16, 2000. He retired as Senior Vice President of the Company and President of Genesee Brewing Company on May 15, 2000. He had served as Senior Vice President of the Company for more than five years and as President of Genesee Brewing Company since October 1996.

(6) Mr. Leunig was elected Senior Vice President, Chief Administrative Officer and Secretary of the Company in December 2000. Prior to that, he was Vice President, Secretary and General Counsel of the Company, positions he held for more than five years.

(7) Mr. Morse was elected Vice President, Chief Financial Officer and Treasurer of the Company on December 13, 2001. He was elected Vice President and Treasurer in December 2000. From 1999 to 2000, Mr. Morse served as the Company's Corporate Consolidations Manager. From 1996 to 1999, he served as an Audit Manager at the public accounting firm of Deloitte & Touche, LLP. Mr. Morse is a certified public accountant.

          Each director and executive officer is a citizen of the United States. No executive officer or director has been either (a) convicted in a criminal proceeding during the past five years

(excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of federal or state securities laws.

SECURITY OWNERSHIP OF MANAGEMENT

         The number of and percentage of outstanding shares of Class A and Class B common stock of the Company beneficially owned as of December 13, 2002 by each director and executive officer of the Company are set forth in the following table. The number of shares beneficially owned by each director or executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

                                Shares of             Percentage Of         Shares of             Percentage of
Name of Director Or             Class A               Class A               Class B               Class B
Executive Officer               Common stock          Common stock          Common stock          Common stock
-------------------             ------------          ------------          ------------          ------------

Charles S. Wehle                  127,947                 61.0%                80,173                  5.5%
Mark W. Leunig                       NONE                   --                 13,499                   (3)
Steven M. Morse                      NONE                   --                    250                   (3)
Stephen B. Ashley                    NONE                   --                  1,896(1)                (3)
William A. Buckingham                 240                   (3)                 1,723(2)                (3)
Thomas E. Clement                    NONE                   --                   NONE                   --
Carl E. Sassano                      NONE                   --                   NONE                   --

(1) Includes 896 shares owned individually and 1,000 shares which may be acquired pursuant to presently exercisable stock options.

(2) Includes 723 shares owned individually and 1,000 shares which may be acquired pursuant to presently exercisable stock options.

(3)    Amount of shares owned does not exceed one-percent of shares outstanding.

CERTAIN TRANSACTIONS

         The Company subleases approximately 1,200 feet of office space from S.B. Ashley Management Corporation. Stephen B. Ashley, a director and President of the Company, is an officer, director and majority owner of S.B. Ashley Management Corporation. During the fiscal year ending April 27, 2002, the Company paid approximately $30,000 to S.B. Ashley Management Corporation for rent, utilities, taxes and ancillary services under the sublease.

         Mark W. Leunig, Senior Vice President, Chief Administrative Officer and Secretary of the Company was indebted to the Company in connection with loans made by the Company to allow executive officer to exercise options to purchase shares of the Company's Class B common stock. The entire outstanding balance of the loan was paid off on August 26, 2002. The largest aggregate amount of indebtedness outstanding under this loan during the fiscal year ended April 27, 2002 was $272,935.

FINANCIAL INFORMATION

         The financial statements in Item 8 of the Company's Form 10-K for its fiscal year ended April 27, 2002 filed with the Securities and Exchange Commission on July 24, 2002 and the financial statements in Item 1 to the Company's Forms 10-Q for its fiscal period ended October 26, 2002 filed with the Securities and Exchange Commission on December 9, 2002 are incorporated herein by reference thereto. The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and, as a result, files reports with the Securities and Exchange Commission ("SEC"). Copies of the financial statements incorporated above and the Company's SEC reports can be accessed on the internet at http://www.sec.gov. These financial statements are available for inspection and copying by shareholders, during normal business hours, at the Company's offices at 600 Powers Building 16 West Main Street, Rochester, New York, and the Company will send copies of these financial statements to shareholders on request and without charge.

         Certain summary financial information regarding the Company is not being presented because it is not material to shareholders' consideration of the Reverse Stock Split.

OTHER MATTERS

         The Board of Directors is not aware of any matter to be presented for action at the meeting other than the matters set forth herein. Should any other matter requiring a vote of shareholders arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the Company.

COST OF SOLICITATION

         The enclosed proxy is solicited on behalf of the Board of Directors of the Company. The cost of soliciting proxies in the accompanying form will be borne by the Company. In addition to the use of mail, officers of the Company may solicit proxies by telephone or telegraph. Upon request, the Company will reimburse brokers, dealers, banks and trustees or their nominees, for reasonable expenses incurred by them in forwarding proxy materials. The Company has retained Mellon Investor Services LLC to solicit proxies for a fee of $6,000 plus out-of-pocket expenses.

         Shareholders are urged to sign, date and return the enclosed proxy in the enclosed return envelope. Your prompt response will be appreciated.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         MARK W. LEUNIG
                                         /s/ MARK W. LEUNIG, SENIOR VICE
                                         PRESIDENT AND SECRETARY

Dated: February __, 2003

                                                                       EXHIBIT A


     Form of Certificate of Amendment amending Certificate of Incorporation

                                  See attached.

                            CERTIFICATE OF AMENDMENT

                                     OF THE

                          CERTIFICATE OF INCORPORATION

                                       OF

                               GENESEE CORPORATION

         The undersigned, being the President and Secretary of Genesee Corporation. (the "Corporation"), respectively, in order to amend the Corporation's Certificate of Incorporation, do hereby certify that:

         (1) The name of the Corporation is Genesee Corporation.

         (2) The Certificate of Incorporation of the Corporation was filed with the Department of State of the State of New York on July 8, 1932.

         (3) Immediately upon the effectiveness of this Amendment to the Corporation's Certificate of Incorporation pursuant to the New York Business Corporation Law (the "Effective Time"), (a) the number of the Company's authorized shares of Class A Common Stock, par value $0.50 per share, shall be reduced from 450,000 shares to 900 shares, and (b) the number of the Company's authorized shares of Class B Common Stock, par value $0.50 per share, shall be reduced from 3,850,000 shares to 7,700 shares.

         (4) Immediately upon the Effective Time, each five hundred (500) issued and outstanding shares of the Corporation's Common Stock, par value $0.50 per share (the "Old Common Stock"), shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be converted into one (1) new share of the Corporation's Common Stock, $0.50 par value per share ("New Common Stock"), as constituted following the Effective Time. The conversion of the Old Common Stock into New Common Stock, will be deemed to occur at the Effective Time, regardless of when the certificates representing such Old Common Stock are physically surrendered to the Corporation for exchange into certificates representing New Common Stock. After the Effective Time, certificates representing the Old Common Stock will, until such shares are surrendered to the Corporation for exchange into New Common Stock, represent the number and class of New Common Stock into which such Old Common Stock shall have been converted pursuant to this amendment.

         In cases in which the conversion of the Old Common Stock into New Common Stock results in any shareholder holding a fraction of a share, the Company will pay in lieu of such fractional share, an amount in cash (the "Cash Consideration") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by
(ii) $4,300.00. No interest shall be payable on the Cash Consideration.

         Following the Effective Time, the total number of authorized shares of common stock of the Corporation (including all shares of New Common Stock and all shares of treasury stock of the Corporation) shall be 900 shares of Class A Common Stock and 7,700 shares of Class B Common Stock, and the par value of the Class A and Class B Common Stock shall remain $0.50 per share.

         (5) The Amendment of the Certificate of Incorporation was authorized by vote of the Board of Directors of the Corporation followed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon at the Corporation's special meeting of shareholders duly called and held on March __, 2003.

         IN WITNESS WHEREOF, we have made and subscribed this certificate and hereby affirm under the penalties of perjury this its contents are true this ___ day of March, 2003.

                                      Signed and attested to on March __, 2003.

                                      By:
                                          -------------------------------------
                                          Name: Stephen B. Ashley
                                          Title: President

                                      By:
                                          -------------------------------------
                                          Name: Mark W. Leunig
                                          Title: Secretary

                                   PROXY CARD

                                 REVOCABLE PROXY

                               GENESEE CORPORATION

                    [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                            OF GENESEE CORPORATION.

         The undersigned hereby appoints Stephen B. Ashley and Mark W. Leunig as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all shares of common stock of Genesee Corporation. of the undersigned on March __, 2003 or and adjournment thereof.

         The proxies are instructed to vote as follows:

         1. Proposal to approve the effecting of the Reverse Stock Split and related amendment to the Certificate of Incorporation.

                     FOR                AGAINST               ABSTAIN

                     [ ]                  [ ]                   [ ]

         2. The Proxies are authorized to vote in their discretion upon such other business as may legally come before the meeting or any adjournment thereof.

         This Proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. If NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1. The Proxies will use their discretion with respect to any matters referred to in item 2.

         Please sign exactly as name appears on your share certificates. When shares are held by joint tenants, both should sign, when signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

DATED                   , 2003
      ------------------         ----------------------------------------------
                                 Signature

                                 ----------------------------------------------
                                 Print Name

                                 ----------------------------------------------
                                 Signature, if jointly held

                                 ----------------------------------------------
                                 Print Name

                                 ----------------------------------------------
                                 Number of Shares

Please mark, sign, date and return this Proxy promptly using the enclosed envelope.

                               GENESEE CORPORATION

                               PLEASE ACT PROMPTLY

                     SIGN, DATE & MAIL YOUR PROXY CARD TODAY

         IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE
                  SPACE PROVIDED BELOW AND RETURN THIS PORTION

                    WITH THE PROXY IN THE ENVELOPE PROVIDED.

                                                                       EXHIBIT 2


[EMPIRE VALUATION CONSULTANTS, INC. LETTERHEAD]


December 13, 2002

Board of Directors
Genesee Corporation
16 West Main Street
600 Powers Building
Rochester, New York 14614

Dear Gentlemen:

You have requested Empire Valuation Consultants, Inc. ("Empire") to render its opinion as to the net asset value ("NAV") of Genesee Corporation ("Genesee" or the "Company"), including its note receivable due from High Falls Brewing Company, LLC (High Falls"), and its total liabilities. The "Valuation Date" of this opinion is December 13, 2002; however, Empire has utilized Genesee's reported net assets in liquidation as of October 26, 2002 adjusted to reflect excepted changes through December 13, 2002.

Genesee Corporation's Board of Directors ("Board") is considering a reverse stock split wherein the Company will redeem for cash any fractional shares issued to its common shareholders. Once the Company's NAV was determined, Empire was also requested to determine the "fair value" as defined below of Genesee's common stock as of the Valuation Date for the purpose of setting the cash consideration to redeem the fractional common shares post reverse stock split.

METHODOLOGY

Our valuation analyses will encompass a review and analysis of Genesee's assets and liabilities under the assumption of a continued orderly liquidation. Since certain Company assets and liabilities are closely held (no public market), this appraisal was conducted according to guidelines established by the Internal Revenue Service ("IRS"), and in conformity with appraisal practices promulgated by the American Society of Appraisers in the Principles of Appraisal Practice and Code of Ethics, and the Uniform Standards of Professional Appraisal Practice ("USPAP"), together with such standards as were deemed relevant to this engagement.

Board of Directors
Genesee Corporation
December 13, 2002
Page 2


As noted, this report has been prepared in conformance with USPAP; Standards 9 and 10 apply directly to the preparation of valuation reports of business interests. In general, these requirements are binding. However, flexibility with regard to the extent of certain information contained within the written appraisal report (Standards Rule 10-2) is permitted. Therefore, the contents of this letter report have been limited to discussion of those elements deemed critical to the formation of this opinion.

In defining "fair market value," IRS Revenue Ruling 59-60 refers to Section 20.2031-1(b) of the Estate Tax Regulations. Fair market value, or market value depending on asset or liability, is described therein as the price at which ownership interests would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of all relevant facts. The definition of Fair Value that Empire determined was appropriate to use in this report shall mean the fair market value of Genesee's common stock as defined above determined without the application of a discount for lack of control; however, but with consideration of the uncertainty of the timing and the amounts of the future Genesee liquidation distributions.

SOURCES OF INFORMATION

Information used in the following analysis was provided by the documents and sources listed below:

         o Interviews, discussions, and electronic mail correspondence with the following people regarding Genesee's assets, liabilities and plan of orderly liquidation:

                  -        Mr. Stephen B. Ashley, President;

                  - Mr. Steve Morse, Vice President, Chief Financial Officer and Treasurer; and

                  - Mr. Mark Leunig, Senior Vice President, Chief Administrative Officer, General Counsel and Secretary;

         o Review of Genesee's filings with the Securities and Exchange Commission for the past two years and its public new releases year-to-date in 2002;

         o Review of Genesee's internally prepared Statements of Net Assets in Liquidation for multiple dates in 2002, the latest being as of October 26, 2002;

         o Review of the historical stock trading information for Genesee's Class A and Class B common stock through the date of this report;

Board of Directors
Genesee Corporation
December 13, 2002
Page 3


         o Relative to the $4 million note receivable due from High Falls Brewing Company, LLC ("High Falls"):

                  - Copy of its audited financial statements for the year ending December 31, 2001;

                  - Copies of various monthly 2001 and 2002 internally prepared unaudited balance sheets, statements of earnings, and statements of cash flows, the latest being for the period ending October 31, 2002;

                  - Copy of its detailed 2003 forecast dated November 26, 2002;

                  - Copy of the Intercreditor Agreement between Genesee, High Falls, Manufacturers and Traders Trust Company ("M&T") and Cephas Capital Partners, L.P. ("Cephas") dated December 15, 2000;

                  - Copy of the Security Agreement between Genesee and High Falls dated December 15, 2000; and

                  - Copy of the $4.5 Million Subordinated Promissory Note between High Falls (Maker) and Genesee (Payee), dated December 15, 2000;

         o        Relative to Genesee's portfolio of marketable securities:
                  reviewed the September and October 2002 month end Clover Capital Management statements;

         o Copy of Real Estate appraisal, dated February 2, 2002, prepared by Midland Appraisal Associates, Inc. for Ferrano Street property;

         o Reviewed by phone with a representative of PricewaterhouseCoopers ("PWC") the components of the Company's estimated income tax refund and the expected timing and probability of receipt;

         o Review of the Company's internally prepared worksheets estimating its "run-off" liabilities, accrued compensation, expenses and other liabilities as of October 26, 2002;

         o        For the Accrued Self-Insured Workers Compensation liability:

                  - Copies of the Workers Compensation Actuarial Reserve Analysis prepared by Deloitte & Touche as of April 26, 2001 and as of April 30, 2002; and

                  - Reviewed by phone with a representative of Deloitte & Touche and Genesee's management the assumptions and conclusions of the Workers

Board of Directors
Genesee Corporation
December 13, 2002
Page 4


                           Compensation Actuarial Reserve Analyses and we reviewed Genesee's internal recording of this liability;

         o        For the Ontario Foods Escrow Account:

                  - Copy of Escrow Agreement, dated October 10, 2001, funded at $2,428,198; and

                  - Reviewed with Genesee's management the expected amount to be received on the expected settlement date of April 10, 2003;

         o Review with Genesee's management the expected future collections from its remaining portfolio of direct financing and leverage leases, the unsecured Morgan note receivable and a small-unrecorded contingent escrow from Lloyd's Food.

GENESEE CORPORATION - RECENT HISTORY

In October 2000, the Company's shareholders adopted a Plan of Liquidation and Dissolution. At that time, the Company's operations included four separate lines of business: 1) Genesee Brewery; 2) Ontario Foods; 3) Equipment Leasing Business and 4) Investment in Real property. The brewery and leasing businesses were sold in December 2000. Ontario Foods was sold in October 2001. The Company's real property investments were sold in May and September 2002. The stated pre-tax gross proceeds from the business sales were approximately $65.0 million. To date, the Company has made liquidating distributions totaling $33.50 per share for a total of $56.1 million.

As of October 26, 2002, Genesee's reported net assets in liquidation totaled approximately $15.2 million, including a $2.8 million subordinated note receivable ($4 million face) related to the sale of the brewery and a $2.4 escrow related to the sale of Ontario Foods. Genesee has written down the High Falls note to $2.8 million due to a recently reported change in financial condition of the brewery and High Falls' notice that it would default on its upcoming $1 million payment due as of December 15, 2002.

The majority of the Company's remaining $10.0 million of net assets are invested in cash, cash equivalents and marketable securities of which $3.2 million is restricted by the New York Workers Compensation Board ("NYS-WCB"). On November 14, 2002, the Company reported that its net assets in liquidation as of October 26, 2002 was approximately $9.64 per share based upon 1,674,086 common shares outstanding. On December 9, 2002, Genesee reported in its 2nd quarter 10-Q that it had revised the Company's net assets in liquidation as of

Board of Directors
Genesee Corporation
December 13, 2002
Page 5

October 26, 2002 down to $9.10 per share from the previously reported $9.64 per share.

A. OWNERSHIP AND RECENT TRADING HISTORY

As of the Valuation Date, the Company had outstanding two classes of common stock: 209,885 shares of voting Class A common and 1,464,201 shares of non-voting Class B common. The Company's Class A shares trade very infrequently on the NASD over the counter bulletin board under the symbol GENBA. The Company's Class B shares trade on the NASDAQ national market system under the symbol of GENBB. The Class B shares trade more frequently than the Class A but these shares are also thinly traded.

The Company's last liquidating cash dividend of $3.00 per share was made payable on October 11, 2002. Post dividend, the Company reported its net assets in liquidation at $9.87 per share. During the four-day period of October 15, 2002 to October 18, 2002, the GENBB shares traded (ex-dividend) between $9.25 and $9.74 per share. Between October 21, 2002 and November 13, 2002, the GENBB shares traded tightly between $9.50 and $9.52 per share with a couple trades at $9.55 per share. These trades were made at discounts between 3% and 6% off of the stated net assets value of $9.87 per share. The GENBA shares traded at $11.60 on October 15th and at $10.25 on October 16th, both small transactions were at a premium to the Company's net assets in liquidation.

In its November 14th news release, Genesee restated its net asset in liquidation to $9.64 per share, down 2.3% from the previously reported $9.87 per share. The GENBB shares did not trade after the November 14th new release until November 25th when 2,200 shares traded in the range of $9.12 and $9.13 per share. On November 26th 400 shares traded at $9.13 per share. These recent trades were at a 5.3% to 5.4% discount to the reported net asset value of $9.64 per share. After the November 14th new release, the GENBA shares traded on one day, November 22nd, when 3,300 shares traded at about a 4% discount at prices between $9.25 and $9.26 per share.

In its December 2nd news release, Genesee restated it net asset in liquidation to $9.10 per share, down 5.6% from the previously reported $9.64 per share. As noted in Table I below, Genesee's common stock traded between $8.61 and $8.93 per share between the December 2nd news release and the Company's issuance of its 10-Q on December 9, 2002 for the twenty-six week period ending October 26, 2002. The 10-Q again reported the Company's net assets in liquidation at $9.10 as of October 26, 2002. On December 10, 2002 Genesee's common stock exhibited a lot of volatility, ranging from $7.52 to $8.70 per share on volume about three

Board of Directors
Genesee Corporation
December 13, 2002
Page 6


times recent norm. For the past two days GENBB has traded between $8.51 and $8.40 per share, which represented a discount to reported net assets in liquidation between 6.5% and 7.7%, respectively. In summary, during the three weeks prior to the Valuation Date, the Company common stock has traded as follows:

                                     TABLE I

                             GENBB                            GENBA
                  -------------------------      --------------------------
                      PRICE          VOLUME           PRICE          VOLUME
                  --------------    -------      --------------     -------
12/12/02          $8.40 - $8.437      3,700                              0
12/11/02          $8.40 - $8.51       2,700           $8.65          1,000
12/10/02          $7.52 - $8.70       9,600                              0
12/9/02                $8.75          2,000                              0

12/6/02               $8.750          2,300                              0
12/5/02               $8.780            100           $8.750         2,600
12/4/02               $8.930            300       $8.75 - $8.65      1,800
12/3/02           $9.32 - $8.861      1,300       $8.75 - $8.50        800
12/2/02                                   0                              0

11/29/02                                  0                              0
11/27/02                                  0                              0
11/26/02              $9.130            400                              0
11/25/02          $9.13 - $9.12       2,200                              0
11/22/02                                  0       $9.26 - $9.25      3,300


B. DESCRIPTION OF ASSETS AND LIABILITIES

CASH & MARKETABLE SECURITIES: On December 9th, the Company reported its total assets at $18,773,000 as of October 26, 2002. Included in this figure were $9.316 million of cash and cash equivalents and $5.361 million of marketable securities. Again, $3.2 million of this cash was restricted to cover the Company's accrued self-insured workers compensation liability that was booked at $1.361 million. The marketable securities were invested in investment grade corporate debt instruments and U.S. Treasury securities with an average maturity and yield of 1.7 years and 3.0%, respectively. All of the securities were trading at a significant premium to par due to their above market coupon rates.

ESCROW ACCOUNTS: As of October 26, 2002, the Company had included in its cash and cash equivalent figure, a $2.40 million escrow that was scheduled to expire on April 10, 2003. The actual cash balance in the escrow account as of October 26, 2002 was $2,450,842, which included interest that had accumulated. The escrow

Board of Directors
Genesee Corporation
December 13, 2002
Page 7


account was set aside to cover any claims made by Associated Brands, Inc. ("ABI") for post closing liabilities above $270,000 related to ABI's purchase of Ontario Foods. As of October 2002, Genesee's management stated that the known prospective claims were under $10,000. Not on Genesee's books was a contingent escrow account from Lloyds Food scheduled for a final settlement in January 2003 with a projected prospective settlement amount of $80,000.

SUBORDINATED NOTE RECEIVABLE: The remaining balance due from the sale of the brewery to High Falls was a $4 million seller financed subordinated note bearing interest at 12%. Based upon High Falls' October 31, 2002 balance sheet, Genesee's note was subordinated to over $11 million of senior debt. During the quarter ending October 26, 2002, Genesee's management decided to apply a 30.0% reserve against the High Falls note at the recommendation of Empire. Net of the reserve, the current amount due from High Falls on Genesee's books is $2.8 million plus $120,000 of accrued interest due on December 15, 2002.

HIGH FALLS' PAYMENT DEFAULT: High Falls' management has notified Genesee that High Falls would not be able to make its $1.0 million principal payment which will be due on December 15, 2002. High Falls' management has notified Genesee that High Falls would make its $120,000 interest payment due on December 15, 2002.

HIGH FALLS CREDITING RATING & HIGH YIELD RATES OF RETURN: Using reported three-year median credit statistics and ratios reported by Standard & Poors ("S&P") for corporate debt that S&P rated from "AAA" to "CCC", Empire derived an estimated credit rating for Genesee's High Falls debt. As of the Valuation Date, the High Falls debt would be rated no higher than "CCC".

A "B" rating is provided to senior debt, which is vulnerable to default, but currently has the capacity to meet interest and principal payments. The "B" rating is also applied to debt subordinated to senior debt rated "BB". Empire considers High Falls' senior debt to be a marginal "B". A "CCC" rating is typically given to debt subordinated to senior debt assigned a "B" rating. Debt rated "CCC" is vulnerable to default and is dependent on favorable business and economic conditions to pay debt service. A "CC" rating is typically given to debt subordinated to senior debt assigned a "CCC" rating. A "C" rating may be assigned to a situation where bankruptcy has been filed but the debt service payments continue to be made, and a "D" rating for debt in default, in bankruptcy and debt service payments are in seriously jeopardy. High Falls is expected to default on its December 15, 2002 principal payment due to Genesee. Accordingly, in our opinion that the High Falls note should assigned a rating of no higher than "CCC" and no lower than a rating of "CC".

Board of Directors
Genesee Corporation
December 13, 2002
Page 8


Exhibit B-3 summarizes pricing information, which was compiled from Merrill Lynch's High Yield Portfolio information as of November 22, 2002. The median discount to par for CCC and CC rated debt was 31.5% and 49%, respectively. However, the average coupon for the group was 2% to 2.5% below the coupon for the High Falls note. The default rate on the High Falls note is 14%.

MORGAN RECEIVABLE: The book value of the Morgan receivable as of October 26, 2002 was $96,000 and the remaining balance was about $163,000. Mr. Morgan is a retired former distributor for Genesee's former brewery business. The receivable is unsecured and the payor is making monthly payments of $2,000. It is our understanding that Morgan made his November payment. Genesee's management has stated that the Company has little information on his personal financial condition. At $2,000 per month it will take another 6.75 years to collect the remaining balance due Genesee. As of November 30, 2002, the imputed interest rate on the receivable was approximately 19.20%, assuming the receivable is eventually collected in full.

ESTIMATED INCOME TAX REFUND: The book value of the estimated refund as of the Valuation Date was $842,000. Empire discussed to composition of this estimated net refund with a PWC representative. Empire was informed that the estimated refund was a mid-point of a sum of multiple open tax items that included prospective assets and liabilities. Empire was informed that a reasonable assumption was to assign a weighted average collection date for this item as of October 31, 2003.

DIRECT FINANCING AND LEVERAGED LEASES: As previously noted, Genesee used to have a significant portfolio of equipment leases. The Company sold the majority of its leases in December 2000 for about $12.8 million. Genesee retained a much smaller portfolio of leases, which had a book value of $92,000 as of October 26, 2002. Genesee's management indicated that over the next ten months that the Company should collect about $110,000 in lease payments. Further, management indicated that the prospective residual value of the equipment after eight months of time is reasonably estimated at about $160,000. The monthly income was based upon actual income current being collected and an estimate of the remaining terms of the leases. The majority of the equipment is currently being rented on month- to-month basis so actual collections could vary significantly from that estimated by management. Even more uncertain is the eventual realization of the equipment's residual values.

ACCRUED SELF-INSURED WORKERS COMPENSATION: The Company provided Empire with the aforementioned Actuarial Reserve Analyses prepared by Deloitte & Touche. The last analysis was issued on July 3, 2002 and computed a range of prospective

Board of Directors
Genesee Corporation
December 13, 2002
Page 9


liability reserves as of April 30, 2002. The stated range of liability was between $1,412,000 and $1,923,000. Genesee's management indicated that the Company adjusted its April 2002 accrued liability to approximately the mid-point of the range. Since April 2002, the Company has paid claims and the liability has been reduced to its current book value of $1,361,000. As stated in the Company's November 14th press release, Genesee is currently required to hold $3.2 million of cash as collateral for a bank standby letter of credit, which provides financial assurance for the Company's self-insured workers compensation liability. The restricted cash is required by the NYS-WCB. Despite the substantial spread between the upper end of the actuarial reserve and the required standby letter of credit, the NYS-WCB has notified the Company that it will not review the $3.2 million financial security requirement until at least October 2004. Further, it is not known whether the NYS-WCB will adjust the financial security requirement to an amount more consistent with the actuarial valuation of the liability.

The Accrued Self-Insured Workers Compensation liability has two components. First, the Company has a Retrospective Program Unpaid Premium Reserve for periods before September 1992. The remaining reserves for this period cover the prospective claims from the years of 1979 to 1992. As of April 2002, the low and high range of this reserve was estimated at $46,000 and $147,000, respectively. Deloitte & Touche noted that the high-end ultimate cumulative premium is mostly based upon known workers compensation claims and there have been no new claims for this period in years. It was further stated that the likelihood for new incurred but not reported ("IBNR") claims is very low.

The majority of the Company's remaining prospective reserve of $1,366,000 to $1,776,000 as of April 30, 2002 was for the period of September 1992 through July 2001. This is the period where Genesee had a self-insured workers compensation program. For this period, the Company had about 40 known and open cases as of April 2002. For this program, Genesee purchased insurance, which capped its maximum loss per case. The high end prospective reserve noted above assumes that the Company reaches the maximum for each case including a high-end accrual for IBNR claims. Based upon our discussion, the probability of Genesee eventually reaching the high end of the range appears to be low.

In summary, for Genesee to experience workers compensation losses more than $200,000 to $300,000 above its current reserve would require the surfacing of IBNR claims. Again, that likelihood appears to be very low. Future IBNR claims for the Company's self-insured period of 1992 to 2001 is more likely but the Company has insurance coverage, which limits the upside.

Board of Directors
Genesee Corporation
December 13, 2002
Page 10


ACCRUED COMPENSATION: The booked value of the liability as of October 26, 2002 was $1,025,000. The liability accrues compensation, payroll taxes and health insurance benefits for three employees through February 2004 and one employee through March 2003. The accrual assumes the elimination of one position in 2003 as a result of the Company going private. If the reverse stock split does not take place then the accrual will prove to be materially understated.

ACCRUED EXPENSES AND OTHER LIABILITIES: The booked value of the liability as of October 26, 2002 was $1,156,000. The liability accrues ongoing operating expenses, such insurance, occupancy and office expenses, and accrued professional fees. The liability also includes an accrual for future settlement of sales tax audits with New York State, retiree health care liabilities and other miscellaneous liabilities.

DETERMINATION OF GENESEE CORPORATION'S NET ASSET VALUE

The purpose of the valuation section is to incorporate the information considered and/or presented previously into a quantitative representation, thus assigning a value to the ownership privileges of the entity. The valuation methodology reflects the analyst's expectation of how free and open capital markets would assign value to the economic activities of the business asset under analysis.

VALUATION ISSUES TO BE CONSIDERED:

         1. Genesee has been in an orderly liquidation since 2000. The computation of its NAV is not compiled on a going concern basis. Instead, its NAV is a summation of the best estimate of the market values of its known assets and liabilities assuming its continued liquidation.

         2. As a company undergoing an orderly liquidation, the Company's NAV is a composition of tangible assets and liabilities. Genesee has sold off its operating businesses and it no longer has any going concern value, goodwill or other intangible assets.

         3. Because the Company is undergoing an orderly liquidation the market prices of its GENBB and GENBA shares do not reflect a significant lack of control discount. The market prices can be characterized as reflecting the market's expectation of the "Fair Value" of the net present value of the Company's future distribution payments subject to certain limitations. One limitation is the lack of specific detailed knowledge in the public regarding the amount and timing of the conversion of certain of Genesee's assets into cash, the actual timing and payment of its liabilities, and the eventual timing of

Board of Directors
Genesee Corporation
December 13, 2002
Page 11


                  liquidation payments. It should be noted that Genesee's management does not control the timing of the conversion of certain assets into cash nor do they have absolute knowledge of the specific amounts that will be realized. Further, Genesee does not control the eventual timing and settlement of its accrued self-insured workers compensation liability nor does it know the amount of cash that the NYS-WCB will require the Company to retain after October 2004 to cover the accrued liability or how long the Company will be required to hold restricted cash.

                  In the short-term, Genesee's Board does control the timing and the amount of future liquidity of its unrestricted assets that exceeds its accrued liabilities. However, the Company's Board has a history of maximizing the amount paid out to shareholders. The policy to accelerate liquidating distributions has kept a relatively thin spread between Genesee's common stock prices and it reported net assets in liquidation figures. The thin spread between the market prices for its common stock and its reported net assets in liquidation strongly suggest that there has been little to no lack of control discount impounded into its stock price.

C. VALUATION METHODOLOGIES

There are a number of generally accepted methods in use for valuing a business asset or liability, none of which is necessarily superior to the others. It is more a question as to which of the methods or combination of methods is best suited to the facts specific to the asset or liability being appraised at a specific valuation date.

DISCOUNTED FUTURE INCOME METHOD: The discounted future income method projects out the income or cash flow the specific asset will generate. Thereafter, an aggregate present value is calculated for the future cash flows using a required rate of return known as the discount rate. The discount rate reflects an estimate of the market-required rate of return adjusted for asset specific risk factors. The strength of this method is that it quantifies the present value of future cash receipts. Its weakness, however, is that it relies heavily upon projections of those cash flows which, for certain assets, are difficult to make with any accuracy.

This general methodology was used to determine the estimated market value of Genesee's escrow accounts, its note and accounts receivable, its estimated future tax refund, and the remaining value of its direct financing leases.

CAPITALIZATION OF INCOME METHOD: The capitalization of income method utilizes historical results to determine the value of a specific asset or business. An income

Board of Directors
Genesee Corporation
December 13, 2002
Page 12


base is first derived, and then divided (i.e., capitalized) by a separately computed required rate of return, or capitalization ("cap") rate. The income base can be defined variously as a company's adjusted earnings, cash flows, or dividends. For the cap rate to be appropriate, it must correspond to the specific inputs used in developing the income base. The Capitalization of income method is generally used in a going concern analysis. Given the orderly liquidation assumption of this analysis, this method was not utilized.

GUIDELINE COMPANY OR MARKET METHOD: The objective of the guideline company or market valuation technique is to identify business entities that have publicly traded securities, and business and financial risks, which are comparable to those of the entity being valued. The pricing multiples or yields of the selected publicly traded securities are then used to derive a market value for the asset under analysis.

This methodology was used indirectly as an input to derive the required rates of return for the High Falls Note and the Morgan receivable.

ADJUSTED NET ASSET VALUE METHOD: Adjusted NAV is a method that focuses on the balance sheet or, for Genesee, its statement of net assets in liquidation. It requires restatement of the company's assets and liabilities in order to reflect their market values. Application of this method derives a fully marketable controlling interest (i.e., enterprise) value. Because Genesee is undergoing an orderly liquidation the determination of its current NAV was the first stage of this analysis.

The Company's statement of net assets in liquidation reflects a net accumulation of stated assets and liabilities, which have been accounted for using generally accepted accounting principals ("GAAP"). The NAV computation adjusts the GAAP accounting for the Company's assets and liabilities to an estimate of their market values. The market values of individual assets were derived using a discounted future income approach. The aggregate, fully marketable control value of the Company's common stock was then derived using the NAV method.

D. DETERMINATION OF NET ASSET VALUE

Net assets in liquidation (book value) is another name for Genesee's shareholders' equity account as it appears on its balance sheet. Again, NAV as a willing buyer would assess it involves determining the estimated market value of a company's bundle of assets, less its liabilities. The computation of the Company's NAV has been summarized in Exhibit A. Genesee announced on December 9, 2002 that its net assets in liquidation (GAAP accounting) as of October 26, 2002 was $9.10 per common share. In Exhibit A, we have adjusted certain assets and recomputed its

Board of Directors
Genesee Corporation
December 13, 2002
Page 13


NAV to be $9.206 per share. The following will address our analysis of the items adjusted including our valuation of the High Falls Note.

1. LLOYD FOODS ESCROW: Genesee has an expectation of receipt of settlement of an escrow account from a previous Lloyd Foods transaction. Under GAAP accounting this prospective settlement has not been recorded on the Company's books. Management indicated that it currently expects to collect approximately $80,000 sometime in late January 2003. The collection and/or the amount of this settlement are not certain. The current short-term risk free rate of return ranges between 1% and 1.2%. Given the risk associated with this settlement, we computed the market value of this settlement at $79,514 as the present value of an $80,000 payment received 45 days into the future discount at 5%.

2. ONTARIO FOODS ESCROW: The facts pertinent to the Ontario Foods escrow were previously outlined in this report. The Company has recorded the escrow on its books at $2,400,000. The current account balance is $2,450,842 and it is expected to grow at an annual rate of 1%. In Exhibit C, we project the future settlement account balance on April 10, 2003 at $2,462,164. The Company has informed us that there are minimal claims (under $10,000) against this escrow; however, Associated Brands, Inc. can make new claims up to the settlement date. The current six-month risk free rate is about 1.25%. Given the risk associated with this settlement, we computed the market value of this escrow at $2,414,000 as the present value of a $2,452,164 payment received 118 days into the future discount at 5%. The required adjustment was +$14,000 (debit).

3. FERRANO STREET PROPERTY: The Company owns an unimproved 11.1-acre parcel of land in the City of Rochester, the majority of which is classified as wetland. The property is currently assessed at $60,000 and is on Genesee's books at $3,000. The property was appraised at $22,000 on February 25, 2002. The Company has tried to sell the property and has had no bidders. The property has limited access and management believes that its market value is minimal. Empire discounted the appraised value by 50% to $11,000. The required adjustment was +$8,000 (debit).

4. HIGH FALLS NOTE: The Company holds a subordinated 12% note (stated default rate is 14%) from High Falls, which was previously discussed in this report. High Falls is expected to default on its $1 million principal payment due in two days. Empire compared High Falls' financial ratios and statistics with published S&P data and determined that its debt rating is reasonably stated between a "CCC" and "CC" rating. Empire analyzed data provided from the Merrill Lynch High Yield portfolio as of November 22, 2002. This information has been summarized in Exhibit B-3. The median discount to face

Board of Directors
Genesee Corporation
December 13, 2002
Page 14


         value and yields jump significantly as a bond drops from a B rating to a "CCC" rating and then to a "CC" rating. For the "CCC" rated group of bonds the median discount to face value was 31.50% and the median yield was 19.41%. For the "CC" rated group of bonds the median discount to face value was 49.00% and the median yield was 27.63%. The average yields for the "CCC" and "CC" group were 25.09% and 46.68%, respectively.

         Based upon our analysis, we determined that the required yield for the High Fall note as of December 13, 2002 was no less than 30% and no more than 35%. Exhibits B-1 and B-2 compiles a range of market values for the High Falls note using the assumption that the $4 million principal will be delayed and paid in a balloon payment on December 15, 2005. Exhibit B-1 assumes the continuation of the note's 12% interest rate and B-2 assumes that the note will bear interest at the 14% default rate. Table II below presents the implied range in market value for the High Falls note derived in Exhibits B-1 and B-2 using the aforementioned assumptions.

                                    TABLE II
                   RANGE IN MARKET VALUE FOR HIGH FALLS NOTE

                         NPV OF NOTE             NPV OF NOTE
  DISCOUNT               EXHIBIT B-1             EXHIBIT B-2
   RATE                  12% INTEREST            14% INTEREST
  --------               ------------            ------------
30.00%                    2,779,948               2,940,392

32.50%                    2,652,880               2,809,007

35.00%                    2,534,573               2,686,615


         For the computation of Genesee's NAV, Empire selected a rounded figure of $2,700,000 as a current market value of the High Falls note. The value reflects a discount of 32.5% from face value of the note. The required adjustment was a negative adjustment (credit) of $100,000.

5. MORGAN RECEIVABLE: The Company has on it books as of October 26, 2002 an unsecured receivable with a current balance of $163,317, which has been written down to $96,000. The Company collected $2,000 from Morgan in November 2002. Based upon our discussions with management, we determined that the required rate of return for the Morgan receivable is no less than 25%. In

Board of Directors
Genesee Corporation
December 13, 2002
Page 15


         Exhibit D, we computed the NPV of the receivable as of the end of November 2002 at $82,877 using a 25% discount rate. We further assumed that this NPV reasonably equaled its market value as of the Valuation Date. The required adjustment was a negative adjustment (credit) of $13,233.

6. ESTIMATED TAX REFUND: As previously noted, the Company had an $842,000 tax refund receivable booked as of October 26, 2002 and as of December 13, 2002. Empire discussed the composition and the timing expectations of the estimated refund with a representative of the Company's auditors. The refund receivable was an approximate mid point of a broad range of potential settlement amounts covering a number of items. Part of the estimated refund represented a claim already determined and filed and other parts of it represented expected results of tax audits, which have not yet taken place. Based upon our discussions, we determined that a reasonable assumption would be to assume a weighted average collection date of October 31, 2003 and a required rate of return of 10%. Accordingly, the net present value of the refund was revised to $774,000. The required adjustment was a negative adjustment (credit) of $68,000.

7. INVESTMENT IN DIRECT FINANCING & LEVERAGED LEASES: The Company continues to manage the remnant of a leasing business that was sold two years ago. The majority of the leases are on a month-to-month rental basis. Management expects these leases to wind down in mid 2003. The October 26, 2002 book value of the lease/rental portfolio was $92,000, and it was assumed not to have materially changed as of the Valuation Date. Based upon our discussions with management, it was determined that a reasonable assumption was to assume continued monthly income collection for six months and the collection of the net residual value eight months hence. See Exhibit E. Empire determined that a reasonable required rate of return was 10% for the monthly income stream and 20% for the residual collection. The net present value as of December 13, 2002 of the two components combined was calculated to be $249,000. The required adjustment was +$157,000 (debit).

8. ACCRUED EXPENSES: Empire reviewed and discussed with management the Company's accrued compensation, expenses and other liabilities as of October 26, 2002.

         The accrued compensation figure was stated to be $1,025,000. The accrual computed compensation and benefits for three personnel through the end of February 2004. The accrual computed compensation and benefits for a fourth person through the end of March 2003. This position is assumed to be eliminated based upon the assumption of a completed going private transaction.

Board of Directors
Genesee Corporation
December 13, 2002
Page 16


         The accrued compensation liability was booked in aggregated nominal dollars without a present value computation. Offsetting is the fact that the Company's payroll may run significantly longer than the assumed periods and/or the going private transaction may not take place, or it may get delayed due to the unexpected High Falls complications. We concluded that the accrued compensation liability was reasonably stated as of October 26, 2002. It was further assumed that the scheduled paydown of the accrued liability was offset by an equal reduction in cash; therefore no adjustment was needed as of the Valuation Date.

         The Company's stated accrued expenses and other liabilities figure (also called the run-out accrual) was stated at $1,156,000 as of October 26, 2002. This accrual was also booked in aggregated nominal dollars without a present value computation. We concluded that the accrued expenses and other liabilities figure were reasonably stated as of October 26, 2002. It was further assumed that the scheduled paydown of this accrued liability was offset by an equal reduction in cash; therefore again, no adjustment was needed as of the Valuation Date.

9. ACCRUED SELF-INSURED WORKERS COMPENSATION: This accrued liability figure was stated to be $1,361,000. The latest adjustment to this accrual was made back in April 2002 based upon Deloitte & Touche's updated Actuarial Reserve Analysis. This accrual was also booked as an approximate mid point of the prospective range of projected aggregated payouts in nominal dollars without a present value computation. The projected payouts can run for several decades and there is potential for IBNR cases. The spread between the Company's current reserve and the high-end range determined by Deloitte & Touche is between $200,000 and $300,000. Again, offsetting the high-end exposure is the fact that the accrual is in nominal dollars, which may be spread over ten years or more. In our opinion the accrual is reasonable and no adjustment was warranted.

10. INVESTMENT INCOME FROM OCTOBER 26TH TO DECEMBER 13TH: Between October 26 and the Valuation Date, Genesee earned income on its cash, escrow account and High Falls' note. For the Company cash balance we assumed $11,500 of interest income. For the Clover account we accrued income at 3% for a total of $25,000. The High Falls interest accrual was adjusted to its scheduled payment of $120,000.

CONCLUSION OF NET ASSET VALUE: As discussed above, a willing buyer would typically assess the value of Genesee's common stock on the basis of its underlying assets. This analysis began by using the Genesee October 26, 2002 statement of net assets in liquidation. Exhibit A presents the computation of

Board of Directors
Genesee Corporation
December 13, 2002
Page 17


         Genesee's NAV which reflects the adjustments outlined above to the Company's report net assets in liquidation. The Company derived NAV as of December 13, 2002 was computed to be $9.206 per share. The NAV figures assumes full liquidity and/or the Company's ability to liquidate its net assets and make the final liquidating distribution within a reasonable period of time. Further, the NAV computation does not include the consideration of prospective transaction costs to convert certain assets to a cash or cash equivalent.

E. COMPUTATION OF FAIR VALUE

As previously stated the Company's derived NAV assumes full liquidity as of the Valuation Date on a controlling interest basis. It did not incorporate prospective transaction costs to convert all of its assets and liabilities into one net cash balance. It further assumes the ability to distribute this prospective net cash balance to its shareholders within a reasonable period of time.

Table II below calculates the weighted average number of days that would be required for each component of Genesee's NAV before it could reasonably be collected and then distributed. The computation in Table III assumes that each (except current unrestricted assets) asset will required thirty additional days after collection before earliest possible distribution date.

                                    TABLE III
           CALCULATION OF WEIGHTED DAYS FOR EXPECTED DISTRIBUTION OF
                            GENESEE CORPORATION'S NAV

                                                          WTG. AVG.
                                                          DAYS TO
                              BALANCE AS OF              COLLECTION &       WTG. AVG.
                             DECEMBER 13, 2002           DISTRIBUTION         DAYS
                             -----------------           ------------       ---------
Unrestricted Assets            7,352,086                        30            14.31

High Falls Note                2,700,000                     1,095           191.85
Ontario Escrow                 2,414,000                       146            22.87
Income Tax Refund                774,000                       345            17.33
Morgan Note                       82,777                     1,245             6.69
Direct Lease                     107,410                       120             0.84
Direct Lease                     141,590                       270             2.48
Restricted cash -50%             919,500                       720            42.96
Restricted cash -25%             459,750                     1,480            44.15
Restricted cash -25%             459,750                     2,605            77.71
                              ----------                   -------           ------
Totals                        15,410,863                                     421.19
                              ==========                                     ======

Board of Directors
Genesee Corporation
December 13, 2002
Page 18


Based upon the above analysis, a reasonable expectation for a Genesee shareholder is for a future weighted average distribution in approximately 425 days. Based upon the assumption that the market value of each individual asset reasonably reflects the risks associated with the collection of that asset, then it is our opinion that in the context of a fair value computation that the required rate of return would be 5.5%. The present value of $1 received 425 days in the future with a required rate of return of 5.5% is approximately $0.9396, or an effective discount of 6.04%. To this figure, it is our opinion that an additional discount of approximately 50 basis points is appropriate to reflect prospective transactions costs to derive a total discount of 6.50%. As previously noted, for the past two months, the Company's GENBB and GENBA shares have traded at discounts between 3% and 8% off (up to 17% on December 12th) of the Company's reported net assets in liquidation. The latest trades at $8.41 per share were at a discount of approximately 7.6%.

VALUATION SUMMARY

Given the foregoing review and analysis, and subject to the attached Statement of Limiting Conditions, it is our opinion that Genesee's NAV was $9.206 as of December 13, 2002 and, for purposes of a going private transaction, it is our opinion that the Fair Value of Genesee's Class A and Class B common stock at that date, from a financial point of view, is $8.60. Genesee's Fair Value reflects a 2.3% premium over the closing price for its GENBB stock on December 12, 2002.

Respectfully submitted,

EMPIRE VALUATION CONSULTANTS, INC.


/s/ Terence L. Griswold
------------------------------------
Terence L. Griswold, ASA
Managing Director

                                                                       EXHIBIT A

                               GENESEE CORPORATION


                                                                        MARKET     ADJUSTED TO
                                EXHIBIT        OCT. 26,     OTHER       VALUE        DEC. 16,
                                NUMBER          2002     ADJUSTMENTS  ADJUSTMENT      2002
                              ----------     ----------  -----------  ----------   ------------
Cash & Cash Equivalent                        5,416,000      11,500                   5,427,500    Interest @ 1.7% for 45 days.
                                                                                                   Per Steve M./ NPV of $80,000 @
Lloyds Food Escrow                                                                                 5% for 45 days
  (settlement (1/03)                                         79,514                      79,514
Clover Capital Account -
  Cost                                        6,860,659                               6,860,659
Clover Capital Account -
  Accrued Interest                               96,103      25,000                     121,103    Interest @ net 3% for 45 days.

Note Receivable - High Falls
  (12/15/02 & 03)                 SEE         4,000,000                               4,000,000
Interest Receivable - High    EXH B-1 TO
  Falls                          EXH B-3         53,918      66,082                     120,000    Interest @ 12.0% through 12/15.
N/R - Effective Discount                                                                           Discount to 67.50% of face
  @ 20%                                      (1,200,000)                (100,000)    (1,300,000)

Escrow Receivable - Ontario
  Foods - (4/10/03)             EXH C         2,400,000      14,000                   2,414,000    NPV of $2,452,000 @ 5%
Land - 180 Ferrano Street                         3,000       8,000                      11,000    Adjust to 50% of appraised value
Prepaid Insurance                               113,320           0                     113,320

Mike Morgan Receivable -
  Gross                         SEE             163,317      (2,000)                    161,317
Mike Morgan Receivable -       EXH D
  Reserve                                       (67,317)                 (11,233)       (78,550)   Adjust 19.155% Disc. Rate to 25%

Estimated Income Tax
  Refund                                        842,000                  (68,000)       774,000    NPV at end of 315 days @ 10%
Investment in Direct
  financing leases              EXH E            92,000     157,000                     249,000
                                             ----------  ----------  -----------   ------------
TOTAL ASSETS                                 18,773,000     359,096     (179,233)    18,952,863
                                             ----------  ----------  -----------   ------------

Run Out Accrual                               1,156,000                               1,156,000
Accrued Compensation                          1,025,000                               1,025,000
Accrued Self Insurance -
  WC                                          1,361,000                               1,361,000
                                             ----------  ----------  -----------   ------------
TOTAL LIABILITIES                             3,542,000           0            0      3,542,000
                                             ----------  ----------  -----------   ------------
NET ASSETS IN LIQUIDATION                    15,231,000     359,096     (179,233)    15,410,863
                                             ==========  ==========  ===========   ============
NUMBER OF SHARES O/S                          1,674,086   1,674,086    1,674,086      1,674,086
                                             ----------  ----------  -----------   ------------
                       NAV/SHARE                  9.098       0.215       (0.107)         9.206
                                             ----------  ----------  -----------   ------------


                                                                     EXHIBIT B-1

                               GENESEE CORPORATION
                 COMPUTATION OF MARKET VALUE OF HIGH FALLS NOTE


                                                             INTEREST       PRINCIPAL    TOTAL        PV
            NUMBER OF DAYS       PRINCIPAL         12%        CASH            CASH       CASH      FACTOR @   NPV @
           (ASSUME 365 YR.)       BALANCE       INTEREST     PAYMENTS       PAYMENTS    PAYMENTS    30.00%    30.00%
           ----------------      --------       --------     --------       ---------   --------   --------   ------
12/13/02                         4,000,000
01/15/04         33.000          4,000,000
02/15/04         63.417          4,000,000
3/15/03          93.833          4,000,000      120,000      120,000                     120,000    0.9348    112,173
4/15/03         124.250          4,000,000                                                     0    0.9146
5/15/03         154.667          4,000,000                                                     0    0.8948
06/15/03        185.083          4,000,000      120,000      120,000                     120,000    0.8754    105,052
07/15/03        215.500          4,000,000                                                     0    0.8565
08/15/03        245.917          4,000,000                                                     0    0.8380
09/15/03        276.333          4,000,000      120,000      120,000                     120,000    0.8199     98,382
10/15/03        306.750          4,000,000                                                     0    0.8021          0
11/15/03        337.167          4,000,000                                                     0    0.7848          0
12/15/03        367.583          4,000,000      120,000      120,000                     120,000    0.7678     92,136
01/15/04        398.000          4,000,000                                                     0    0.7512          0
02/15/04        428.417          4,000,000                                                     0    0.7350          0
3/15/04         458.833          4,000,000      120,000      120,000                     120,000    0.7191     86,287
4/15/04         489.250          4,000,000                                                     0    0.7035          0
5/15/04         519.667          4,000,000                                                     0    0.6883          0
06/15/04        550.083          4,000,000      120,000      120,000                     120,000    0.6734     80,809
07/15/04        580.500          4,000,000                                                     0    0.6588          0
08/15/04        610.917          4,000,000                                                     0    0.6446          0
09/15/04        641.333          4,000,000      120,000      120,000                     120,000    0.6307     75,679
10/15/04        671.750          4,000,000                                                     0    0.6170          0
11/15/04        702.167          4,000,000                                                     0    0.6037          0
12/15/04        732.583          4,000,000      120,000      120,000                     120,000    0.5906     70,874
01/15/05        763.000          4,000,000                                                     0    0.5778          0
02/15/05        793.417          4,000,000                                                     0    0.5653          0
3/15/05         823.833          4,000,000      120,000      120,000                     120,000    0.5531     66,375
4/15/05         854.250          4,000,000                                                     0    0.5412          0
5/15/05         884.667          4,000,000                                                     0    0.5295          0
06/15/05        915.083          4,000,000      120,000      120,000                     120,000    0.5180     62,161
07/15/05        945.500          4,000,000                                                     0    0.5068          0
08/15/05        975.917          4,000,000                                                     0    0.4958          0
09/15/05      1,006.333          4,000,000      120,000      120,000                     120,000    0.4851     58,214
10/15/05      1,036.750          4,000,000                                                     0    0.4746          0
11/15/05      1,067.167          4,000,000                                                     0    0.4644          0
12/15/05      1,097.583          4,000,000      120,000      120,000      4,000,000    4,120,000    0.4543  1,871,805

                                                                                     NET PRESENT VALUE      2,779,948

                                                                                 TOTAL DISCOUNT TO FACE     1,220,052


                 PV                       PV
              FACTOR @     NPV @       FACTOR @     NPV @
               32.50%      32.50%       35.00%     35.00%
              --------     ------      --------    ------
12/13/02
01/15/04
02/15/04
3/15/03        0.9302     111,625       0.9258    111,090
4/15/03        0.9086                   0.9029
5/15/03        0.8876                   0.8806
06/15/03       0.8670     104,042       0.8588    103,060
07/15/03       0.8469                   0.8376
08/15/03       0.8273                   0.8169
09/15/03       0.8081      96,974       0.7968     95,611
10/15/03       0.7894           0       0.7771          0
11/15/03       0.7711           0       0.7579          0
12/15/03       0.7532      90,386       0.7392     88,700
01/15/04       0.7358           0       0.7209          0
02/15/04       0.7187           0       0.7031          0
3/15/04        0.7020      84,245       0.6857     82,289
4/15/04        0.6858           0       0.6688          0
5/15/04        0.6699           0       0.6523          0
06/15/04       0.6544      78,522       0.6362     76,341
07/15/04       0.6392           0       0.6205          0
08/15/04       0.6244           0       0.6051          0
09/15/04       0.6099      73,188       0.5902     70,823
10/15/04       0.5958           0       0.5756          0
11/15/04       0.5820           0       0.5614          0
12/15/04       0.5685      68,216       0.5475     65,704
01/15/05       0.5553           0       0.5340          0
02/15/05       0.5424           0       0.5208          0
3/15/05        0.5298      63,581       0.5080     60,955
4/15/05        0.5176           0       0.4954          0
5/15/05        0.5056           0       0.4832          0
06/15/05       0.4939      59,262       0.4712     56,549
07/15/05       0.4824           0       0.4596          0
08/15/05       0.4712           0       0.4483          0
09/15/05       0.4603      55,236       0.4372     52,462
10/15/05       0.4496           0       0.4264          0
11/15/05       0.4392           0       0.4159          0
12/15/05       0.4290   1,767,602       0.4056  1,670,988

                        2,652,880               2,534,573

                        1,347,120               1,465,427

                                                                     EXHIBIT B-2

                               GENESEE CORPORATION
                 COMPUTATION OF MARKET VALUE OF HIGH FALLS NOTE


                                                              INTEREST     PRINCIPAL   TOTAL
             NUMBER OF DAYS      PRINCIPAL    14%               CASH         CASH      CASH
            (ASSUME 365 YR.)      BALANCE   INTEREST          PAYMENTS     PAYMENTS   PAYMENTS
            ----------------     --------   --------          --------     ---------  --------

12/13/02                         4,000,000
01/15/04         33.000          4,000,000
02/15/04         63.417          4,000,000
 3/15/03         93.833          4,000,000    140,000           140,000               140,000
 4/15/03        124.250          4,000,000                                                  0
 5/15/03        154.667          4,000,000                                                  0
06/15/03        185.083          4,000,000    140,000           140,000               140,000
07/15/03        215.500          4,000,000                                                  0
08/15/03        245.917          4,000,000                                                  0
09/15/03        276.333          4,000,000    140,000           140,000               140,000
10/15/03        306.750          4,000,000                                                  0
11/15/03        337.167          4,000,000                                                  0
12/15/03        367.583          4,000,000    140,000           140,000               140,000
01/15/04        398.000          4,000,000                                                  0
02/15/04        428.417          4,000,000                                                  0
 3/15/04        458.833          4,000,000    140,000           140,000               140,000
 4/15/04        489.250          4,000,000                                                  0
 5/15/04        519.667          4,000,000                                                  0
06/15/04        550.083          4,000,000    140,000           140,000               140,000
07/15/04        580.500          4,000,000                                                  0
08/15/04        610.917          4,000,000                                                  0
09/15/04        641.333          4,000,000    140,000           140,000               140,000
10/15/04        671.750          4,000,000                                                  0
11/15/04        702.167          4,000,000                                                  0
12/15/04        732.583          4,000,000    140,000           140,000               140,000
01/15/05        763.000          4,000,000                                                  0
02/15/05        793.417          4,000,000                                                  0
 3/15/05        823.833          4,000,000    140,000           140,000               140,000
 4/15/05        854.250          4,000,000                                                  0
 5/15/05        884.667          4,000,000                                                  0
06/15/05        915.083          4,000,000    140,000           140,000               140,000
07/15/05        945.500          4,000,000                                                  0
08/15/05        975.917          4,000,000                                                  0
09/15/05      1,006.333          4,000,000    140,000           140,000               140,000
10/15/05      1,036.750          4,000,000                                                  0
11/15/05      1,067.167          4,000,000                                                  0
12/15/05      1,097.583          4,000,000    140,000           140,000  4,000,000  4,140,000

                                                                         NET PRESENT VALUE

                                                                      TOTAL DISCOUNT TO FACE




            PV                        PV                      PV
          FACTOR @      NPV @       FACTOR @     NPV @      FACTOR @     NPV @
          30.00%       30.00%       32.50%      32.50%       35.00%      35.00%
          --------     ------       --------    ------      --------     ------

12/13/02
01/15/04
02/15/04
 3/15/03   0.9348       130,869      0.9302     130,229      0.9258     129,605
 4/15/03   0.9146                    0.9086                  0.9029
 5/15/03   0.8948                    0.8876                  0.8806
06/15/03   0.8754       122,560      0.8670     121,382      0.8588     120,237
07/15/03   0.8565                    0.8469                  0.8376
08/15/03   0.8380                    0.8273                  0.8169
09/15/03   0.8199       114,779      0.8081     113,136      0.7968     111,546
10/15/03   0.8021             0      0.7894           0      0.7771           0
11/15/03   0.7848             0      0.7711           0      0.7579           0
12/15/03   0.7678       107,493      0.7532     105,450      0.7392     103,484
01/15/04   0.7512             0      0.7358           0      0.7209           0
02/15/04   0.7350             0      0.7187           0      0.7031           0
 3/15/04   0.7191       100,668      0.7020      98,286      0.6857      96,004
 4/15/04   0.7035             0      0.6858           0      0.6688           0
 5/15/04   0.6883             0      0.6699           0      0.6523           0
06/15/04   0.6734        94,277      0.6544      91,609      0.6362      89,065
07/15/04   0.6588             0      0.6392           0      0.6205           0
08/15/04   0.6446             0      0.6244           0      0.6051           0
09/15/04   0.6307        88,292      0.6099      85,386      0.5902      82,627
10/15/04   0.6170             0      0.5958           0      0.5756           0
11/15/04   0.6037             0      0.5820           0      0.5614           0
12/15/04   0.5906        82,687      0.5685      79,585      0.5475      76,655
01/15/05   0.5778             0      0.5553           0      0.5340           0
02/15/05   0.5653             0      0.5424           0      0.5208           0
 3/15/05   0.5531        77,437      0.5298      74,178      0.5080      71,114
 4/15/05   0.5412             0      0.5176           0      0.4954           0
 5/15/05   0.5295             0      0.5056           0      0.4832           0
06/15/05   0.5180        72,521      0.4939      69,139      0.4712      65,974
07/15/05   0.5068             0      0.4824           0      0.4596           0
08/15/05   0.4958             0      0.4712           0      0.4483           0
09/15/05   0.4851        67,917      0.4603      64,442      0.4372      61,205
10/15/05   0.4746             0      0.4496           0      0.4264           0
11/15/05   0.4644             0      0.4392           0      0.4159           0
12/15/05   0.4543     1,880,892      0.4290   1,776,183      0.4056   1,679,100

                      2,940,392               2,809,007               2,686,615

                      1,059,608               1,190,993               1,313,385


                                                                     EXHIBIT B-3

                       MERRILL LYNCH HIGH YIELD PORTFOLIO
                        HIGH YIELD SECURITIES AT 11/22/02


                            AVERAGE           MEDIAN                                                                 AVERAGE
GENERAL     NUMBER OF      DISCOUNT          DISCOUNT           AVERAGE           MEDIAN           AVERAGE           MODIFIED
RATING       ISSUES         TO PAR            TO PAR             YIELD             YIELD           COUPON            DURATION
-------   -----------    -------------     -------------     -------------     -------------     -------------     -------------

BB                677             7.50%             1.50%             9.82%             8.37%             8.16%             4.89

B                 696             8.60%             7.00%            12.15%            10.22%             9.48%             4.12

CCC*              223            34.07%            31.50%            25.09%            19.41%             9.87%             3.38

CC*                85            52.00%            49.00%            46.68%            27.63%             9.42%             2.81

C*                 12            78.44%            84.00%            77.74%            63.88%            10.57%             1.86


             KEY FACTORS           1   HIGHER COUPON            12%                DEFAULT   14%
                                   2   SHORTER DURATION         1 YR.              DEFAULT 2.75

                                                                LATEST OFFERINGS IN NOV 02 SR. SUB.
                                   3   SUBORDINATED               DEBT ("B3/B") - 10.00% TO 11.00%

                 NOTE * EXCLUDE DEBT TRADING UNDER 10% OF FACE.

                                                                       EXHIBIT C

                               GENESEE CORPORATION
                                 ONTARIO ESCROW

Escrow Rec.                                             2,400,000
Interest accumulated in Escrow thru 10/31/02               50,842
Balance due from Ontario Foods / 10.31.02               2,450,842
Due Date                                                  4/10/03

                                                          NUMBER           INTEREST @        MONTH END
                                                          OF DAYS             1.00%           BALANCE
                                                          -------          ----------        ---------
                                  11/30/02                   35               2,383          2,453,225
                                  12/31/02                   31               2,112          2,455,337
                                  01/31/03                   31               2,114          2,457,452
                                  02/28/03                   28               1,911          2,459,363
                                  03/31/03                   31               2,118          2,461,481
                                  04/10/03                   10                 684          2,462,164

                             Terminal Claim                                                     10,000
                                 Total Days                 166
                             Days from 12/13/02             118

US Treasuries - 6 month            1.25%
                                   use 5%
Present Value @ 5%                0.98435                                                    2,414,000

                                                                       EXHIBIT D

                               GENESEE CORPORATION
                             MORGAN NOTE RECEIVABLE

                                                               NPV FACTOR W/H              NPV FACTOR W/H
                                    MONTHLY        MONTHLY     DISCOUNT RATE               DISCOUNT RATE
BALANCE @ 11/30/02   161,317        PAYMENT        BALANCE        19.195%        NPV           25.00%          NPV
------------------   -------        -------        -------     --------------   ------     --------------     ------
                           1         2,000         159,317        0.98547        1,971         0.98158         1,963
                           2         2,000         157,317        0.97116        1,942         0.96349         1,927
                           3         2,000         155,317        0.95705        1,914         0.94574         1,891
                           4         2,000         153,317        0.94315        1,886         0.92832         1,857
                           5         2,000         151,317        0.92945        1,859         0.91121         1,822
                           6         2,000         149,317        0.91595        1,832         0.89443         1,789
                           7         2,000         147,317        0.90264        1,805         0.87795         1,756
                           8         2,000         145,317        0.88953        1,779         0.86177         1,724
                           9         2,000         143,317        0.87661        1,753         0.84590         1,692
                          10         2,000         141,317        0.86388        1,728         0.83031         1,661
                          11         2,000         139,317        0.85133        1,703         0.81502         1,630
                          12         2,000         137,317        0.83896        1,678         0.80000         1,600
                          13         2,000         135,317        0.82677        1,654         0.78526         1,571
                          14         2,000         133,317        0.81476        1,630         0.77079         1,542
                          15         2,000         131,317        0.80293        1,606         0.75659         1,513
                          16         2,000         129,317        0.79127        1,583         0.74265         1,485
                          17         2,000         127,317        0.77977        1,560         0.72897         1,458
                          18         2,000         125,317        0.76845        1,537         0.71554         1,431
                          19         2,000         123,317        0.75728        1,515         0.70236         1,405
                          20         2,000         121,317        0.74628        1,493         0.68942         1,379
                          21         2,000         119,317        0.73544        1,471         0.67672         1,353
                          22         2,000         117,317        0.72476        1,450         0.66425         1,329
                          23         2,000         115,317        0.71423        1,428         0.65201         1,304
                          24         2,000         113,317        0.70386        1,408         0.64000         1,280
                          25         2,000         111,317        0.69363        1,387         0.62821         1,256
                          26         2,000         109,317        0.68356        1,367         0.61664         1,233
                          27         2,000         107,317        0.67363        1,347         0.60527         1,211
                          28         2,000         105,317        0.66384        1,328         0.59412         1,188
                          29         2,000         103,317        0.65420        1,308         0.58318         1,166
                          30         2,000         101,317        0.64470        1,289         0.57243         1,145
                          31         2,000          99,317        0.63533        1,271         0.56189         1,124
                          32         2,000          97,317        0.62610        1,252         0.55154         1,103
                          33         2,000          95,317        0.61701        1,234         0.54137         1,083
                          34         2,000          93,317        0.60804        1,216         0.53140         1,063
                          35         2,000          91,317        0.59921        1,198         0.52161         1,043
                          36         2,000          89,317        0.59051        1,181         0.51200         1,024
                          37         2,000          87,317        0.58193        1,164         0.50257         1,005
                          38         2,000          85,317        0.57348        1,147         0.49331           987
                          39         2,000          83,317        0.56515        1,130         0.48422           968
                          40         2,000          81,317        0.55694        1,114         0.47530           951
                          41         2,000          79,317        0.54885        1,098         0.46654           933
                          42         2,000          77,317        0.54087        1,082         0.45795           916
                          43         2,000          75,317        0.53302        1,066         0.44951           899
                          44         2,000          73,317        0.52528        1,051         0.44123           882
                          45         2,000          71,317        0.51765        1,035         0.43310           866
                          46         2,000          69,317        0.51013        1,020         0.42512           850
                          47         2,000          67,317        0.50272        1,005         0.41729           835
                          48         2,000          65,317        0.49541          991         0.40960           819
                          49         2,000          63,317        0.48822          976         0.40205           804
                          50         2,000          61,317        0.48113          962         0.39465           789
                          51         2,000          59,317        0.47414          948         0.38738           775
                          52         2,000          57,317        0.46725          934         0.38024           760
                          53         2,000          55,317        0.46046          921         0.37323           746
                          54         2,000          53,317        0.45377          908         0.36636           733
                          55         2,000          51,317        0.44718          894         0.35961           719
                          56         2,000          49,317        0.44069          881         0.35298           706
                          57         2,000          47,317        0.43428          869         0.34648           693
                          58         2,000          45,317        0.42798          856         0.34010           680
                          59         2,000          43,317        0.42176          844         0.33383           668
                          60         2,000          41,317        0.41563          831         0.32768           655
                          61         2,000          39,317        0.40960          819         0.32164           643
                          62         2,000          37,317        0.40365          807         0.31572           631
                          63         2,000          35,317        0.39778          796         0.30990           620
                          64         2,000          33,317        0.39200          784         0.30419           608
                          65         2,000          31,317        0.38631          773         0.29859           597
                          66         2,000          29,317        0.38070          761         0.29309           586
                          67         2,000          27,317        0.37517          750         0.28769           575
                          68         2,000          25,317        0.36972          739         0.28239           565
                          69         2,000          23,317        0.36435          729         0.27718           554
                          70         2,000          21,317        0.35906          718         0.27208           544
                          71         2,000          19,317        0.35384          708         0.26706           534
                          72         2,000          17,317        0.34870          697         0.26214           524
                          73         2,000          15,317        0.34363          687         0.25731           515
                          74         2,000          13,317        0.33864          677         0.25257           505
                          75         2,000          11,317        0.33372          667         0.24792           496
                          76         2,000           9,317        0.32888          658         0.24335           487
                          77         2,000           7,317        0.32410          648         0.23887           478
                          78         2,000           5,317        0.31939          639         0.23447           469
                          79         2,000           3,317        0.31475          630         0.23015           460
                          80         2,000           1,317        0.31018          620         0.22591           452
                          81         1,317               0        0.30567          403         0.22175           292
                                                                                ------                        ------
NUMBER OF YEARS        6.750       161,317                        NPV           94,000         NPV            82,777

                                                                       EXHIBIT E

                               GENESEE CORPORATION
                              DIRECT FINANCE LEASES


                                                                                           DISCOUNT RATES
                                                                TERM SIX/                      10.00%
                                                               EIGHT MONTHS                    20.00%                    NPV
                                                               ------------                --------------              -------
Current Accrual - income                    92,000                 90.00                        0.97645                 89,834
                                            18,000                 90.00                        0.97645                 17,576
Residual Collection                        160,000                240.00                        0.88555                141,688
                                           -------                                                                     -------
Totals Future Cash Collections             270,000
                                           -------                                                                     249,098
                                                                                                                       -------
                                                                                                            rounded    249,000
                                                                                                                       -------
ADJUSTMENT                                 157,000             TO EXHIBIT A

EXPECTED IN NEXT 6-8 MONTHS:
Month/Month                                 80,000             Assumed collection for 10 months; wtg. avg 3 months
Renewal                                     30,000             Assumed collection for 10 months; wtg. avg 3 months
                                           -------
Total Monthly Cash Collections             110,000
                                           -------